Exhibit 99.2

Annual Report 2017 Reporting period: Year ended 30 June 2017 Previous corresponding period: Year ended 30 June 2016 ABN 90 009 237 889

TABLE OF CONTENTS 03 Corporate Directory 04 Chairman’s Letter 05 Review of Operations 08 Directors’ Report 28 Auditor’s Independence Declaration 29 Financial Statements 30 Consolidated Statement of Comprehensive Income 31 Consolidated Balance Sheet 32 Consolidated Statement of Changes in Equity 33 Consolidated Statement of Cash Flows 34 Notes to the Consolidated Financial Statements 75 Directors’ Declaration 76 Independent Auditor’s Report to the Members of Prima BioMed Ltd. 83 Shareholder Information

CORPORATE DIRECTORY Directors Ms Lucy Turnbull, AO (Non – Executive Chairman) Mr Marc Voigt (Executive Director & Chief Executive Officer) Mr Albert Wong (Non – Executive Deputy Chairman) Dr Russell Howard (Non – Executive Director) Mr Pete Meyers (Non – Executive Director) Mr Grant Chamberlain (Non – Executive Director) Company Secretary Ms Deanne Miller Registered office & Level 12 principal place of business 95 Pitt Street Sydney NSW 2000 Share Registry Boardroom Pty Ltd Grosvenor Place Level 12, 225 George Street Sydney, NSW 2000 Auditor PricewaterhouseCoopers One International Towers Sydney, Watermans Quay Barangaroo, NSW 2000 Solicitors K&L Gates Level 31, 1 O’Connell Street Sydney NSW 2000 Australia Banker National Australia Bank Ltd Kew Branch Melbourne, Victoria 3000 Stock exchange listings Prima BioMed Ltd shares are listed on the: Australian Securities Exchange (ASX code: PRR), and NASDAQ (NASDAQ code: PBMD) Website address www.primabiomed.com.au

CHAIRMAN’S LETTER Dear Fellow Shareholder, On behalf of the Prima BioMed Board, I am pleased to present the Annual Report for 2016/2017. The last twelve months have been marked Lucy Turnbull, AO with positive results from both of Prima’s active clinical trials and our U.S. financing which has positioned Prima in solid financial stead through the fourth-quarter of 2018. Regarding our recent share price performance, your Board and management team are acutely aware of this and share in the frustrations felt by shareholders given the recent flow of positive Company news. While the market’s reaction is beyond Prima’s control, we are dedicated to advancing our multiple immunotherapy assets in clinical development and driving global awareness of LAG-3 technologies. This recognition was reflected recently with our second milestone payment from partner Novartis. Fundamentally, Prima is in a sound position as the global leader in the LAG-3 field. As our clinical trials progress, we firmly believe these data will demonstrate the therapeutic benefit of IMP321 in cancer treatment and thus drive shareholder value. AIPAC, our Phase IIb chemo-immunotherapy clinical trial in breast cancer is currently recruiting for the randomisation phase across several European centres. Data from the initial safety run-in stage was presented at the 53rd American Society of Clinical Oncology (ASCO) conference and demonstrated that IMP321 is safe and well tolerated, and generated a positive immune response. TACTI-mel, our Australian melanoma clinical trial with IMP321 in combination with Keytruda® commenced recruitment of the third cohort. Data from the first two cohorts will be announced before the end of calendar 2017 and from all three cohorts in the first half of calendar 2018. Twelve months ago we announced a collaboration with the Institute of Clinical Cancer Research in Frankfurt. Having received the necessary ethical and regulatory approvals, the investigator-led trial, called “INSIGHT”, will be the first ever investigation into whether direct injection of IMP321 into a solid tumour can activate the antigen presenting cells inside tumours to boost the body’s immune response. It’s very evident that our lead product, IMP321, is gaining traction on the global stage as an innovative product with many potential therapeutic applications. The U.S. financing has enhanced our profile among professional U.S. healthcare investors and reinforces our position as a leader in the development of immunotherapy assets on the global stage. We also benefitted from significant R&D tax grants in France and Australia and anticipate future milestone payments from our pharmaceutical partners, which include Novartis, GlaxoSmithKline, and Eddingpharm. We welcomed Grant Chamberlain to the Board as a Non-Executive Director last week. Mr Chamberlain brings extensive corporate finance and capital markets experience to Prima’s Board. His Australian and international markets experience will be a valuable asset as we progress our clinical development programs and consolidate our global leadership in LAG-3. I would like to thank shareholders for their continued support and patience. We acknowledge that our share price performance has not reflected our good progress, but our focus remains firmly on delivering our program of highly prospective assets and enhancing shareholder value. I look forward to updating you on our further progress in the year ahead. Yours sincerely, Lucy Turnbull, AO Chairman, Prima BioMed Ltd 28 August 2017

REVIEW OF OPERATIONS On behalf of the directors and management of Prima BioMed, I am pleased to report on our operations for the past financial year. Operational and Financial Review Fiscal year 2017 was a very active time for Prima, with encouraging data released for both clinical trials testing IMP321 in metastatic breast cancer and melanoma, along with additional patent grants, new collaborations, and a new product candidate. Undoubtedly one of the highlights was the release of data from the safety run-in phase of our AIPAC (Active Immunotherapy PAClitaxel) Phase IIb clinical trial at the 53rd Annual American Society of Clinical Oncology (ASCO) conference in Chicago in June, the most prestigious global oncology conference attended by more than Marc Voigt, Executive Director & CEO 30,000 delegates. The cohort of 15 patients receiving IMP321 in combination with paclitaxel demonstrated IMP321 to be safe and well-tolerated and we also reported positive immune responses. Data from the first patient cohort of TACTI-mel (Two ACTive Immunotherapeutics in melanoma), the Company’s Australian Phase I melanoma trial testing IMP321 in combination with Keytruda®, was presented in March at the Immune Checkpoint Inhibitors Conference in Boston. Financially, we ended the year on a high note, securing US$5 million (A$6.5 million) from specialist U.S. healthcare funds through the issuance of new American Depository Shares (ADSs), our first capital raise using our ADSs since we listed on the NASDAQ in 2012. This is significant both in terms of extending our cash reach to continue funding our clinical development of IMP321, but also in bringing additional sophisticated U.S. investors on to our share register. In July, we announced the receipt of our second milestone payment of US$1 million (A$1.3 million) from Novartis relating to Prima’s IMP701 LAG-3 antibody. Additional potential milestones could be expected from Novartis and our other development partners, GSK and Eddingpharm within the coming years. Financial performance Other income increased by A$2.3m to A$4.2m for FY2017 from A$1.9m for FY2016. The increase was primarily attributable to A$1.9m higher cash tax rebates from the Australian and French governments recognised in the fiscal year of 2017. In April Prima received a A$492,144 cash rebate from the Australian Federal Government’s R&D tax incentive program, which was provided in respect of expenditure incurred on eligible research and development activities conducted in FY2016 and mainly related to our TACTI-meltrial being conducted in Australia. The company has also benefited from cash grants of €618,307 (approximately A$867,000) from the French Crédit d’Impôt Recherche scheme (received in February 2017) for the eligible R&D expenditures incurred in the calendar year 2015 in Europe. In addition, Prima has recognised approximately A$0.6m grant income from the Australian Federal Government’s R&D tax incentive program and A$1.3m (received in August 2017) from French Crédit d’Impôt Recherche scheme for the expenditure incurred on eligible research and development activities conducted in the fiscal year of 2017 and the calendar year of 2016, respectively. Miscellaneous income increased by A$98k to A$0.8m for FY2017 from A$0.7m for FY2016. This increase was primarily attributable to sales growth of manufactured product used in research. Interest income for FY2017 was A$104k versus A$264k for FY2016. The decrease was due to a decrease in the level of cash held on term deposits and a reduction in interest rates. Corporate administrative expenses for FY2017 was A$4.3m compared to A$7.0m in FY2016. This decrease of A$2.7m was primarily due to a decrease of A$1.2m in finance, legal and consulting expenses, a decrease of A$0.4m in labour expenses, and a decrease of A$1.2m in employee share-based payment expenses in FY2017 compared to the prior period.

REVIEW OF OPERATIONS CONTINUED Research and development and intellectual property expenses increased by A$466k to A$7.5m for FY2017 from A$7.1m for FY2016. The slight increase was expected and was primarily due to the increase in R&D expenses due to patient recruitment for our two IMP321 related clinical trials, AIPAC and TACTI-mel, and the development of our new product candidate IMP761. Depreciation and amortization expenses decreased to A$1.7m for FY2017 from A$2.0m for FY2016. This was due to certain intellectual property assets and the plant & equipment of CVac being written off during the fiscal year of 2016. Net loss decreased to A$9.4m for the fiscal year of 2017 from A$62.0m for the fiscal year of 2016. This decrease was primarily due to the accounting treatment for a share based payment to a strategic investor where A$47.5 million was expensed in FY2016. The amount represents the difference between the accounting fair value of convertible notes and warrants issued to Ridgeback Capital Investments and the cash received, which was expensed on grant date. Finance costs were nil for FY2017 compared to A$8.2k for FY2016. The interest expense incurred in the fiscal year of 2016 related to other borrowings which were repaid in August 2015. Changes in fair value of the comparability milestone were nil for FY2017 compared to A$0.5 million for FY2016. This amount related to a payment into a retention account on the acquisition of Immutep which was measured at fair value through the profit and loss. The net change in fair value of the convertible note liability was A$0.8m for FY2017 compared to A$0.6m for FY2016. The increase was attributable to the liability component of the convertible note being measured at fair value. Meanwhile, we continue to tightly manage costs across the business to maximise our cash reach. Coupled with our recent US capital raise, R&D tax refunds and cash inflows from our collaboration agreements we have solidified Prima’s financial position with projected cash reach now well into the fourth quarter of calendar 2018. This extended cash reach does not include additional potential milestone payments from existing partnerships, which, if received, would extend our cash reach even further. Strategic development Our focus for FY2017 was on our LAG-3 programs, specifically progression of our lead product candidate IMP321. AIPAC is progressing well with patient recruitment for the randomised part of the study having commenced in January. Poland and Hungary have now come on stream in addition to centres in Belgium and the Netherlands and the United Kingdom. To date, 19 clinical sites have been activated with the study expected to be fully recruited in H1 calendar 2018. Final data from the safety run-in cohort is expected before the end of this calendar year. TACTI-mel commenced recruitment of the third cohort at the 30mg dose level following the successful completion of the first two cohorts confirming the drug’s safety profile at the 1mg and 6mg dose levels. Data from the first two cohorts will be announced before the end of the calendar year, with data from all three cohorts expected to be announced in the first half of calendar 2018. Securing the future supply of IMP321 is a key component of our commercial development strategy, which underpinned our decision to partner with China’s WuXi Biologics as the exclusive global manufacturer for IMP321. We will foster this important partnership that we see extending beyond the manufacturing of IMP321 to involve new products in Prima’s pipeline. Prima is harnessing even more of the therapeutic potential of the LAG-3 target and expanding our product suite with the addition of a humanised IgG4 monoclonal antibody to be known as IMP761. This is also believed to be the first agonist antibody of LAG-3, and a new patent application has been filed. As IMP761 is early stage, our focus is pinpointed towards preclinical development to better understand its exciting potential applications in autoimmune disease. We are also involved in a collaborative study with the German Institute of Clinical Cancer Research investigating the potential for IMP321 in different settings in terms of route of administration and indication. The trial, INSIGHT, is an investigator initiated clinical trial and does not require any significant resource commitments from Prima. Since the year end the necessary regulatory and ethics approvals to allow the study to commence were received.

REVIEW OF OPERATIONS CONTINUED Business Development Our commercial partners, Novartis and GlaxoSmithKline, continue to progress the development of the licensed LAG-3 product candidates in the clinic. Prima has also received two new patent grants which are important milestones for the Company’s intellectual property strategy. The first relates to IMP731, the LAG-3 depleting antibody being developed by partner GlaxoSmithKline. This patent was granted by the European Patent Office last August, and provides protection for specific sequences of anti-LAG-3 antibodies and their use in the treatment or prevention of organ transplant rejection and autoimmune disease. In March, the United States Patent Office granted a patent which provides protection for IMP321 wherea plurality of doses is used to generate a monocyte mediated response in the treatment of cancer. In January 2017, we entered into a Material Transfer Agreement (MTA) with Japan’s CYTLIMIC, a recent spin off from NEC Corporation, pursuant to which CYTLIMIC will test a cancer peptide vaccine in combination with IMP321. The development will be funded by CYTLIMIC and the MTA will be revenue generating for Prima. This collaboration follows an agreement established between Prima, NEC and Yamaguchi University in 2015. Prima’s Chinese partner for IMP321, EOC Pharma (an affiliate of Eddingpharm), is preparing to start clinical trials now that changes in the local regulatory environment are supporting faster development timelines. And finally, in June we announced the formation of anew, high calibre Clinical Advisory Board (CAB) who will serve as a strategic resource to Prima as we develop and extend the reach of IMP321 to patients worldwide. The primary focus of the CAB will be to advise Prima on the regulatory and clinical development strategy for the AIPAC clinical trial. Outlook The field of cancer immunotherapy is fast becoming the new growth frontier, gaining recognition from pharmaceutical companies across the globe involved in the clinical research and development of cancer drugs. The ongoing research efforts in our clinical laboratories are further consolidating Prima’s leading position in the development of LAG-3 product candidates. Meanwhile, LAG-3 product candidates including antibodies geared toward suppressing an immune response in autoimmunity and generating stronger immune response in cancer are being developed by our large pharmaceutical partners. Prima stands to benefit from milestone payments - such as the latest milestone payment from Novartis announced in July 2017 - and we have significantly strengthened our financial position with the U.S. financing. We are very grateful for shareholder support as we progress our Phase I and II clinical trials in Europe and Australia, and our team is dedicated to the research and growth of IMP321 which we believe will result in its eventual commercialisation. On behalf of our Board and management team, we thank you for your patience and look forward to updating you with more data results this year. Sincerely, Marc Voigt Executive Director & Chief Executive Officer (CEO) Prima BioMed Ltd 28 August 2017

DIRECTORS’ REPORT The directors present their report on the consolidated entity (referred to hereafter as the ‘consolidated entity’ or ‘group’) consisting of Prima BioMed Ltd (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2017. Directors The following persons were directors of Prima BioMed Ltd during the whole of the financial year and up to the date of this report, unless otherwise stated: Ms Lucy Turnbull, AO Mr Albert Wong Dr Russell Howard Mr Pete Meyers Mr Marc Voigt Mr Grant Chamberlain (appointed 21 August 2017) Principal activities During the financial year the principal continuing activities of the consolidated entity consisted of research, development and commercialisation of licensed medical biotechnology. Dividends There were no dividends paid or declared during the current or previous financial year. Review of operations The loss for the consolidated entity after providing for income tax amounted to $9,367,206 (30 June 2016: $62,015,184). Refer to the Review of Operations on page 5 for further detail. Significant changes in the state of affairs There were no significant changes in the state of affairs of the consolidated entity during the financial year. Matters subsequent to the end of the financial year On 29 June 2017, Prima entered into a Securities Purchase Agreement with certain accredited investors to purchase 2,631,268 of its American Depositary Shares (“ADSs”) at a purchase price per ADS of US$1.90 in a registered direct offering, for total gross proceeds of approximately US$5.0 million (equivalent to approximately AU$6.5 million). In a concurrent private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023 from the date of issuance. The Company completed the transaction on 4 July 2017 and received the proceeds on 5 July 2017. The capital raising costs of AU$846,180 incurred in June 2017 are included in Other Current Assets and will be re-classified to be netted off the share capital raised in July 2017. On 1 August 2017, Prima received a second clinical milestone payment of US$1.0 million from Novartis based on the collaboration and licensing agreement between the companies relating to Prima’s IMP701 LAG-3 antibody. On 16 August 2017, Prima received a €876,635 (A$1,306,266) cash rebate from the French Government under its Crédit d’Impôt Recherche scheme which is included in Grant and other receivables as at 30 June 2017 (please refer to Note 8 Current Receivables on page 52). As a result of the above mentioned transactions, Prima has strengthened its financial position with projected cash reach now well into the fourth quarter of calendar 2018.

DIRECTORS’ REPORT CONTINUED Likely developments and expected results of operations Information on likely developments in the operations of the consolidated entity are included in the Review of Operations on page 5. Information on the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity. Environmental regulation The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

DIRECTORS' REPORT ▸ CONTINUED

Information on directors



Ms Lucy Turnbull, AO	–	**Non-Executive Chairman**
Qualifications	–	LLB University of Sydney, MBA AGSM
Experience and expertise	–	Lucy Hughes Turnbull AO is an urbanist, businesswoman and philanthropist with longstanding interest in cities and their planning and technological and social innovation. She chaired ASX listed WebCentral Ltd from 2004-06 when it was acquired by ASX listed Melbourne IT Limited. She was a director of Melbourne IT from 2006-2010 and was a director of Sealink Travel Group Ltd in 2015. She is Chief Commissioner of the Greater Sydney Commission and chairs the Committee for Sydney. She was previously Deputy Chair of the COAG Reform Council's Cities Expert Panel advising on its Metropolitan Strategic Planning Report. She was the first female Lord Mayor of the City of Sydney from 2003-4 and before that was Deputy Mayor from 1999-2003. She was a board member of the Cancer Institute of NSW and the Australian Technology Park, Redfern. In 2012 she was awarded an Honorary Doctorate of Business by the University of NSW for her contribution to business, philanthropy and local government. In 2011 she became an Officer of the Order of Australia for distinguished service to the community, local government and business.
Date of appointment	–	7 October 2010
Other current directorships	–	None
Former directorships (in the last 3 years)	–	Sealink Travel Group Ltd
Special responsibilities	–	Chairman of the Remuneration Committee from 13 February 2014 and member of the Audit and Risk Committee



Mr Albert Wong	–	**Non-Executive Director and Deputy Chairman**
Qualifications	–	Bachelor of Commerce (UNSW), F Fin, MSDIA, FAICD
Experience and expertise	–	Originally from Hong Kong, Mr Wong has been involved in the investment banking and stockbroking industry for some 35 years, he has and continues to serve on various boards including Kyckr Limited. Albert's philanthropic activities include serving on the boards of UNSW Foundation, The Children's Medical Research Institute, Australian Museum Foundation and Honorary Life Governor of the Physics Foundation at the University of Sydney.
Date of appointment	–	28 April 2010
Other current directorships	–	Kyckr Ltd
Former directorships (in the last 3 years)	–	None
Special responsibilities	–	Member of the Audit and Risk Committee and Remuneration Committee

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DIRECTORS' REPORT ▸ CONTINUED



Dr Russell Howard	–	**Non-Executive Director**
Qualifications	–	PhD
Experience and expertise	–	Dr. Russell Howard is an Australian scientist, executive manager and entrepreneur. He was a pioneer in molecular parasitology and commercialization of "DNA Shuffling". He is an inventor of 9 patents and has over 150 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough's DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. After its spin-out from GlaxoWellcome. As Maxygen's CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products. After leaving Maxygen in 2008, he started the Cleantech company Oakbio, Inc. And remains involved in several innovative companies in the USA and Australia. He is currently Executive Chairman of NeuClone Pty Ltd and Head of Commercial Strategy for Genomics at Genome. One, both in Sydney.
Date of appointment	–	8 May 2013
Other current directorships	–	None
Former directorships (in the last 3 years)	–	Circadian Technologies Ltd
Special responsibilities	–	Member of Remuneration Committee



Mr Pete Meyers	–	**Non-Executive Director**
Qualifications	–	BS, MBA
Experience and expertise	–	Pete Meyers is currently the Chief Financial Officer of Eagle Pharmaceuticals, Inc. (NASDAQ: EGRX). From May 2016 to January 2017, Mr. Meyers served as the Chief Financial Officer of Motif BioSciences Inc. (NASDAQ: MTFB; AIM: MTFB), where he led the execution of the company's November 2016 US IPO. From August 2013 to March 2016, Mr. Meyers served as Chief Financial Officer and Treasurer of TetraLogic Pharmaceuticals Corporation (NASDAQ: TLOG), where he led the execution of the company's December 2013 IPO and subsequent acquisition of Shape Pharmaceuticals, Inc. Prior to his role at TetraLogic, Mr. Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. Mr. Meyers is the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School.
Date of appointment	–	12 February 2014
Other current directorships	–	None
Former directorships (in the last 3 years)	–	None
Special responsibilities	–	Chairman of the Audit & Risk Committee from 21 February 2014

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DIRECTORS' REPORT ▸ CONTINUED



Mr Grant Chamberlain	–	Non-Executive Director
Qualifications	–	LLB (Hons), BCom
Experience and expertise	–	Mr Chamberlain is a corporate adviser and entrepreneur. He has over 20 years' experience in investment banking and has advised on many of the largest mergers and acquisitions transactions in Australia during that time. Mr Chamberlain was Head of Mergers & Acquisitions and Financial Sponsors Australia at Bank of America Merrill Lynch until June 2017 and prior to joining Bank of America Merrill Lynch in 2013, Mr Chamberlain held senior positions at Nomura Australia and Deutsche Bank. He began his career as a corporate lawyer at Freehill Hollingdale & Page. Mr Chamberlain earned a Bachelor of Laws with Honours and a Bachelor of Commerce from the University of Melbourne.
Date of appointment	–	21 August 2017
Other current directorships	–	None
Former directorships (in the last 3 years)	–	None
Special responsibilities	–	Member of the Audit and Risk Committee and Remuneration Committee (appointed 28 August 2017)



Mr Marc Voigt	–	Executive Director & Chief Executive Officer (CEO)
Qualifications	–	MBA
Experience and expertise	–	Marc has more than 18 years of experience in the financial and biotech industry, having joined the Prima team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Prima's Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net. IPO AG, a publicly-listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specializing in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds.
Date of appointment	–	9 July 2014
Other current directorships	–	None
Former directorships (in the last 3 years)	–	None
Special responsibilities	–	None

'Other current directorships' quoted above are current directorships for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

'Former directorships (in the last 3 years)' quoted above are directorships held in the last 3 years for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

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DIRECTORS' REPORT ▸ CONTINUED

Meetings of directors

The number of meetings of the Company's Board of Directors and of each board committee held during the year ended 30 June 2017, and the number of meetings attended by each director were:

	Full Board		Remuneration Committee		Audit and Risk Committee	
	Attended	Held	Attended	Held	Attended	Held
Ms Lucy Turnbull, AO	5	5	1	1	2	2
Mr Albert Wong	4	5	1	1	2	2
Mr Marc Voigt	5	5	1	1	-	-
Dr Russell Howard	5	5	1	1	-	-
Mr Pete Meyers	4	5	-	-	2	2

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Management directory

Ms Deanne Miller,
Chief Operating Officer, General Counsel & Company Secretary



Ms Miller has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined Prima as General Counsel and Company Secretary in October 2012. She has a Combined Bachelor of Laws (Honours) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

Dr Frédéric Triebel,
Chief Scientific Officer & Chief Medical Officer



Frédéric Triebel, MD Ph.D., was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep, he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer centre in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996. First trained as a clinical haematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.

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DIRECTORS’ REPORT CONTINUED REMUNERATION REPORT (AUDITED) The Directors are pleased to present the 2017 remuneration report which sets out remuneration information for Prima BioMed Ltd’s Non-Executive Directors, Executive Directors, and key management personnel. Directors and key management personnel disclosed in this report Name Position Ms Lucy Turnbull, AO Non-Executive Chairman Mr Albert Wong Non-Executive Deputy Chairman Dr Russell Howard Non-Executive Director Mr Pete Meyers Non-Executive Director Mr Grant Chamberlain Non- Executive Director1 Mr Marc Voigt Executive Director & Chief Executive Officer Key management personnel Ms Deanne Miller Chief Operating Officer, General Counsel & Company Secretary Dr Frédéric Triebel Chief Scientific Officer & Chief Medical Officer 1 Mr Grant Chamberlain was appointed as non-executive director on 21 August 2017 and as at the date of this Directors’ Report, holds no equity interest in and has received no compensation from the Company. The remuneration report is set out under the following main headings: A Principles used to determine the nature and amount of remuneration B Details of remuneration C Service agreements D Share-based compensation A Principles used to determine the nature and amount of remuneration Remuneration Policy Remuneration of all Executive and Non-Executive Directors and Officers of the Company is determined by the Remuneration Committee. Remuneration Governance The Remuneration Committee is a committee of the board. It is primarily responsible for making recommendations to the board on: non-Executive Director fees remuneration levels of executive directors and other key management personnel the over-arching executive remuneration framework and operation of the incentive plan, and key performance indicators (KPI) and performance hurdles for the executive team.

DIRECTORS’ REPORT CONTINUED Their objective is to ensure that remuneration policies and structures are fair and competitive and aligned with the long-term interests of the Company. The Corporate Governance Statement provides further information on the role of this committee. Non-Executive Directors’ fees Non-executive directors’ cash fees are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 per annum and was approved by shareholders at the annual general meeting on 26 November 2010. The remuneration paid to each director is inclusive of committee fees. No retirement benefits are payable other than statutory superannuation, if applicable. The 3rd edition of the Corporate Governance Principles and Recommendations released by the ASX Corporate Governance Council (Council) specifies that it is generally acceptable for non-executive directors to receive securities as part of their remuneration to align their interest with the interests of other security holders, however non-executive directors should not receive performance-based remuneration as it may lead to bias in their decision making and compromise their objectivity. Accordingly, as a means of attracting and retaining talented individuals, given the fiscal constraints of a development stage company, the Board has chosen to grant equity in the form of performance rights which vest based only on meeting continuous service conditions. Non-Executive Directors do not receive performance based bonuses and prior shareholder approval is required to participate in any issue of equity. Executive remuneration policy and framework In determining executive remuneration, the board aims to ensure that remuneration practices are: competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international market places, aligned to the Company’s strategic and business objectives and the creation of shareholder value, transparent, and acceptable to shareholders. The executive remuneration framework has three components: base pay and benefits, including super annuation, social security payments and health insurance short-term performance incentives, and long-term incentives through participation in employee option plans and the grant of performance rights. Executive remuneration mix In accordance with the Company’s objective to ensure that executive remuneration is aligned to Company performance, a portion of the executives’ target pay is “at risk”. Base pay and benefits Executives receive their base pay and benefits structured as a total employment cost (TEC) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion. Non-financial benefits include health insurance. Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. Independent remuneration information is obtained from sources such as independent salary surveys to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive’s pay is competitive with the market. In order to obtain the experience required to achieve the Company’s goals, it has been necessary to recruit management from the international marketplace. Accordingly, executive pay is also viewed in light of the market from which our executives are recruited in order to be competitive with the relevant market.

DIRECTORS’ REPORT CONTINUED An executive’s pay is also reviewed on promotion. There are no guaranteed base pay increases included in any executives’ contracts. Super annuation benefits are paid on behalf of Australian based executives. At this stage of the Company’s development, shareholder return is enhanced by the achievement of milestones in the development of the Company’s products. The Company’s Remuneration Policy is not directly based on its financial performance, rather on industry practice, given the Company operates in the biotechnology sector and the Company’s primary focus is research activities with a long-term objective of developing and commercialising the research & development results. At senior management level, performance pay is partly determined by achieving successful capital raising milestones to support its clinical programs and the achievement of clinical milestones in a manner that aligns the executive’s performance pay with value creation for shareholders. The Company envisages its earnings will remain negative whilst the Company continues in the research and development phase. Shareholder wealth reflects this speculative and volatile market sector. Short-term incentives Executives have the opportunity to earn an annual short-term incentive (STI) depending on their accountabilities and impact on the organisation. STIs may be awarded at the end of a performance review cycle for meeting group and individual milestone achievements that align to the Company’s strategic and business objectives at the discretion of the board. The remuneration committee is responsible for determining the amount of STI to be awarded. To assist in this assessment, the committee receives reports on performance from management. The committee has the discretion to adjust short-term incentives downwards in light of unexpected or unintended circumstances. In the current pre-commercialisation stage of the Company’s development, it is the Board’s preference to issue non-cash STIs except in unusual circumstances. Non-cash STIs are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2015 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with shareholders’ interests. As a result of that review, this ‘umbrella’ EIP was adopted to allow eligible executives to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, France, Germany, and Australia. Long-term incentives Long-term incentives (LTI) are also provided to certain employees via the EIP. The LTI is intended to: reward high performance and to encourage a high-performance culture align the interest of executives and senior management with those of the company and shareholders provide the company with the means to compete for talented staff by offering remuneration that includes an equity- based component, like many of its competitors Assist with the attraction and retention of key personnel. Executives and senior managers eligible to participate in the LTI are considered by the Board to be in roles that have the opportunity to significantly influence long-term share holder value. The Company may issue eligible participants with performance rights which entitle the holder to subscribe for or be transferred one fully paid ordinary share of the Company for no consideration. Equity-settled performance rights carry no dividend or voting rights.

DIRECTORS’ REPORT CONTINUED The following vesting profile is in place for the LTI: Tranche Performance measurement period Vesting date % vested 1 1 September 2014 to 1 October 2017 2 October 2017—2 1 September 2014 to 30 September 2018 2 October 2018—The performance rights are issued to executive directors and employees for no consideration and are subject to the continuing employment and lapse upon resignation, redundancy or termination, or failure to achieve the specified performance vesting condition. The performance rights will immediately vest and become exercisable if in the Board’s opinion a vesting event occurs (as defined in the plan rules) such as a takeover bid or winding up of the Company. If the performance rights vest and are exercised, the employee receives ordinary shares in the Company for no consideration. The performance vesting condition for performance rights issued is relative to the Total Shareholder Return (TSR). For Tranche 1, up to 75% of the Performance Rights granted will vest if the Company achieves a Compound Annual Growth Rate (CAGR) in Total Shareholder Return (TSR) of 20% p.a. over the period from grant date to 30 September 2017. For Tranche 2, up to 25% of the performance rights granted will vest if the Company achieves a compound annual growth rates in the Total Shareholder Return (TSR) of 20% p.a. over the period from grant date to 31 August 2018. Any performance rights which fail to meet Tranche 1 outperformance hurdles will not lapse but may still vest (retested) if the performance condition for Tranche 2 is met. Voting and comments made at the Company’s 2016 Annual General Meeting The Company received an 82.47% “yes” vote on its remuneration report for the 2016 financial year. The Company addressed specific feedback at the AGM or throughout the year on its remuneration practices.

DIRECTORS' REPORT ▸ CONTINUED

B Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and key management personnel (defined as those who have the authority and responsibility for planning, directing and controlling the major activities of the consolidated entity) are set out in the following tables.

30-Jun-17	Short-term Benefits			Post Employment Benefits	Long-term Benefits		Share-based Payments		Total
	Cash salary and fees	Cash bonus	Non Monetary	Super-annuation	Long service leave	Termi-nation benefits	Executive Perfor-mance Rights	Options issued	
	$	$	$	$	$	$	$	$	$
Ms L Turnbull, AO	137,520	-	-	13,064	-	-	-	-	150,584
Mr A Wong	84,040	-	-	7,984	-	-	-	-	92,024
Dr R Howard	90,000	-	-	-	-	-	-	-	90,000
Mr Pete Meyers	-	-	189,810[1,2]	-	-	-	-	-	189,810
Mr M Voigt	328,802	-	-	-	-	-	339,355[3]	-	668,157
Other Key Management Personnel									
Dr F Triebel	245,616	-	-	-	-	-	136,231[3]	-	381,847
Ms D Miller	180,384	-	-	17,136	6,879	-	162,051[3]	-	366,450
	1,066,362	-	**189,910**	**38,184**	**6,879**	-	**637,637**	-	**1,938,972**

[1] Mr Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.

The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights vested on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 will vest on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).

[2] Mr Pete Meyers was issued 10,023,350 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016.

The first tranche of his performance rights (1,814,249 shares) is due to vest on 1 October 2017. (Being for service from 1 February 2017 to 30 September 2017). The second tranche of 2,736,367 performance rights is due to vest on 1 October 2018. (Being for service from 1 October 2017 to 30 September 2018); The third tranche of 2,736,367 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 2,736,367 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

[3] The majority of the Performance Rights vested as follows:

- *1/3 vested on 5 August, 2015 to Mr M Voigt and Ms D Miller and on 31 January 2016 for Dr F Triebel.*
- *1/3 vested on 5 August, 2016 to Mr M Voigt, Ms D Miller and Dr F Triebel.*
- *1/3 vested on 5 August, 2017 to Mr M Voigt, Ms D Miller and Dr F Triebel.*

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person's employment contract.

For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

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DIRECTORS' REPORT ▸ CONTINUED

30-Jun-16	Short-term Benefits			Post Employment Benefits	Long-term Benefits		Share-based Payments		Total
	Cash salary and fees	Cash bonus	Non Monetary	Super-annuation	Long service leave	Termi-nation benefits	Executive Perfor-mance Rights	Options Issued	
	$	$	$	$	$	$	$	$	$
Ms L Turnbull, AO	137,520	-	-	13,064	-	-	-	-	150,584
Mr A Wong	84,040	-	-	7,984	-	-	-	-	92,024
Dr R Howard	90,000	-	-	-	-	-	-	-	90,000
Mr Pete Meyers[1]	-	-	95,547	-	-	-	-	-	95,547
Mr M Voigt	347,520	90,616	-	-	-	-	925,347[2]	-	1,363,483
Other Key Management Personnel									
Dr F Triebel	229,387	-	-	-	-	-	382,964[2]	-	612,351
Ms D Miller	175,510	50,000	-	21,423	5,817	-	516,332[2]	-	769,082
	1,063,977	**140,616**	**95,547**	**42,471**	**5,817**	**-**	**1,824,643**	**-**	**3,173,071**

[1] Mr Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.

The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 will vest on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).

[2] The majority of the Performance Rights vested as follows:

- *1/3 vested on 5 August, 2015 to Mr M Voigt and Ms D Miller and on 31 January 2016 for Dr F Triebel.*
- *1/3 vested on 5 August, 2016 to Mr M Voigt, Ms D Miller and Dr F Triebel.*
- *1/3 vested on 5 August, 2017 to Mr M Voigt, Ms D Miller and Dr F Triebel.*

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person's employment contract.

For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

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DIRECTORS' REPORT ▸ CONTINUED

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk – STI		At risk – LTI	
	2017	2016	2017	2016	2017	2016
Non-Executive Directors						
Ms L Turnbull, AO	100%	100%	-	-	-	-
Mr A Wong	100%	100%	-	-	-	-
Dr R Howard	100%	100%	-	-	-	-
Mr Pete Meyers	100%	100%	-	-	-	-
Executive directors						
Mr M Voigt	49%	26%	-	9%	51%	65%
Other Key Management Personnel						
Dr F Triebel	64%	38%	11%	2%	25%	60%
Ms D Miller	56%	26%	-	10%	44%	64%

C Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. The service agreements specify the components of remuneration, benefits and notice periods. Participating in the STI and LTI plans is subject to the Board's discretion. Compensation paid to key management personnel is determined by the Remuneration Committee on an annual basis with reference to market salary surveys. Determination of compensation for Non-Executive Directors is detailed on pages 18 to 23 of the directors' report. Details of the current terms of these agreements are below. Unless stated otherwise, all salaries quoted below are as at 30 June 2017.

Mr Marc Voigt	–	**Executive Director & CEO**
Agreement commenced:	-	9 July 2014
Details	-	The initial term was for a period of 3 years and has been extended to 6 years. Each party is to provide at least 6 months' notice of its intention to extend the term of the contract. The contract can be terminated by either party upon 6 months' notice. Prima may make payments in lieu of the period of notice, or for any unexpired part of that notice period.
Base salary including superannuation	-	EUR 215,000

Ms Deanne Miller	–	**Chief Operating Officer, General Counsel & Company Secretary**
Agreement commenced:	-	17 October 2012
Details	-	The agreement can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	-	AUD 219,000

Dr Frédéric Triebel	–	**Chief Scientific Officer & Chief Medical Officer**
Agreement commenced:	-	12 December 2014
Details	-	Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement ("CBA") and notably to a 3-month notice period as set forth in the CBA. The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.
Base salary including superannuation	-	EUR 170,000

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DIRECTORS' REPORT ▸ CONTINUED

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

D Share-based compensation

Issue of shares

There were no shares issued to directors and key management personnel as part of compensation during the year ended 30 June 2017. During the year 16,573,529 performance rights and options were exercised and converted into ordinary shares.

Options

There are no options which were granted in prior years which affected remuneration in this financial year or future reporting years.

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

Shares provided on exercise of remuneration options

No ordinary shares in the Company have been issued as a result of the exercise of remuneration options by a director.

Performance rights

The terms and conditions of each grant of performance rights affecting remuneration of key management personnel in this financial year or future reporting years are as follows:

Grant date *	Type of performance right granted	Vesting date and exercisable date	Number of performance rights	Value per right at grant date	Vested and exercised 30 June 2017
				$	%
19 Sep 14(b)	LTI – Tranche 1	2 Oct 17	2,757,353	0.044	-
19 Sep 14(b)	LTI – Tranche 2	1 Oct 18	919,118	0.044	-
14 Nov 14(b)	LTI – Tranche 1	2 Oct 17	9,191,177	0.038	-
14 Nov 14(b)	LTI – Tranche 2	1 Oct 18	3,063,725	0.040	-
14 Nov 14(c)	Fixed short-term benefits	1 Oct 16	2,573,529	0.037	100
14 Nov 14(c)	Fixed short-term benefits	1 Oct 17	857,844	0.037	-
5 Aug 15(c)	LTI	5 Aug 16	14,000,000	0.047	100
5 Aug 15(c)	LTI	5 Aug 17	14,000,001	0.047	-
7 Mar 16(a)	STI	5 Aug 17	1,486,326	0.041	-
25 Nov 16(c)	Fixed short-term benefits	1 Oct 17	1,814,249	0.038	-
25 Nov 16(c)	Fixed short-term benefits	1 Oct 18	2,736,367	0.038	-
25 Nov 16(c)	Fixed short-term benefits	1 Oct 19	2,736,367	0.038	-
25 Nov 16(c)	Fixed short-term benefits	1 Oct 20	2,736,367	0.038	-

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DIRECTORS' REPORT ▸ CONTINUED

(a) Performance hurdles based on individual KPIs have been set for performance rights granted.
(b) Performance hurdle representing 100% of the total number of performance rights granted – Compound Annual Growth Rate (CAGR) in the share price over the measurement period of at least 20%.
(c) No performance hurdles have been set with respect to these performance rights granted.

** In addition to the performance hurdles set, the participant must be employed by the company on the vesting date.*

Performance rights granted under the plan carry no dividend or voting rights.

When exercisable, each performance right is convertible into one ordinary share.

Details of performance rights over ordinary shares in the Company provided as remuneration to each director and each of the key management personnel are set out below. The table further shows the percentages of the options granted under the Employee Option Plan that vested and/or were forfeited during the year.

Details of bonuses and share-based compensation

For each cash bonus and grant of performance rights included in the tables on page 18, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

Name	Cash bonus		Share-based compensation benefits (performance rights)							
	Paid	Forfeited	Year granted	No Granted	Value of rights at grant date	Vested	Number of rights vested/ excercised during the year	Value of rights at exercise date******	For-feited	Financial years in which rights may vest
	%	%			$	%		$	%	
Mr P Meyers	-	-	2014*	7,720,588	285,662	88.89	2,573,529	95,221	-	2015, 2016, 2017 & 2018
			2017**	10,203,350	384,616	-	-	-	-	2018, 2019, 2020 & 2021
Mr M Voigt	-	-	2015***	16,323,529	623,051	24.92	-	-	-	2016, 2018 & 2019
			2016****	20,000,000	940,000	66.66	6,666,667	206,667	-	2016, 2017 & 2018
Mr F Triebal	-	-	2016*****	11,486,326	470,000	58.04	3,333,333	126,667	-	2016, 2017 & 2018
Ms D Miller	-	-	2015***	6,127,451	265,375	40	-	-	-	2016, 2018 & 2019
			2016****	12,000,000	564,000	66.66	4,000,000	152,000	-	2016, 2017 & 2018

* *7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014. The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights vested on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2015); The final 857,844 will vest on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).*

** *10,023,350 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016. The first tranche of his performance rights is due to vest on 1 October 2017. (Being for service from 1 February 2017 to 30 September 2017). The second tranche of 2,736,367 performance rights is due to vest on 1 October 2018. (Being for service from 1 October 2017 to 30 September 2018); The third tranche of 2,736,367 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 2,736,367 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).*

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*** *Performance rights were granted under the EIP. Short term incentive performance rights vest on 1 October 2015. Long term incentive performance rights vest in two tranches as follows:*

- *75% to vest on 2 October, 2017*
- *25% to vest on 1 October, 2018*

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person's employment contract.

**** *Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:*

- *1/3 vested on 5 August, 2015*
- *1/3 vested on 5 August, 2016*
- *1/3 vested on 5 August, 2017*

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person's employment contract.

***** *Performance rights were granted under the EIP. 1,486,326 short term incentive performance rights vested on 5 August 2017 subject to meeting pre-determined KPIs. 10,000,000 long term incentive performance rights vest in three tranches as follows:*

- *1/3 vested on 31 January, 2016*
- *1/3 vested on 5 August, 2016*
- *1/3 vested on 5 August, 2017*

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person's employment contract.

****** *The value at the exercise date of performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the performance rights at that date.*

Equity instruments held by key management personnel

The tables on the following page show the number of:

(i) Options over ordinary shares in the company
(ii) Performance rights over ordinary shares in the company
(iii) Shares in the company that were held during the financial year by key management personnel of the group, including their close family members and entities related to them.

There were no shares granted during the reporting period as compensation.

(i) Options holdings

2017	Balance at start of the year	Granted	Exercised	Other changes[1]	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares							
Ms Lucy Turnbull, AO	4,439,894	-	-	(4,439,894)	-	-	-
Mr Albert Wong	-	-	-	-	-	-	-
Dr Russell Howard	-	-	-	-	-	-	-
Mr Pete Meyers	-	-	-	-	-	-	-
Mr Marc Voigt	721,754	-	-	(78,125)	643,629	643,629	-
Ms Deanne Miller	121,212	-	-	-	121,212	121,212	-
Dr Frédéric Triebel[2]	24,000,600	-	-	-	24,000,600	24,000,600	-
	29,283,460	**-**	**-**	**(4,518,019)**	**24,765,441**	**24,765,441**	**-**

[1] *The above options during the year ended 30 June 2017 lapsed.*
[2] *This amount represents warrants which were issued to Dr Frédéric Triebel upon the acquisition of Immutep.*

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(ii) Performance Rights holdings

2017	Balance at start of the year	Granted	Exercised	Other changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares							
Ms Lucy Turnbull, AO	-	-	-	-	-	-	-
Mr Albert Wong	-	-	-	-	-	-	-
Dr Russell Howard	-	-	-	-	-	-	-
Mr Pete Meyers	3,431,373	10,023,350	(2,573,529)	-	10,881,194	-	10,881,194
Mr Marc Voigt	25,588,236	-	(6,666,667)	-	18,921,569	-	18,921,569
Ms Deanne Miller	11,676,471	-	(4,000,000)	-	7,676,471	-	7,676,471
Dr Frédéric Triebel	8,152,993	-	(3,333,333)	-	4,819,660	-	4,819,660
	48,849,073	**10,023,350**	**(16,573,529)**	**-**	**42,298,894**	**-**	**42,298,894**

(iii) Ordinary Share holdings

2017	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares					
Ms Lucy Turnbull, AO	20,359,576	-	-	-	20,359,576
Mr Albert Wong	3,837,500	-	-	-	3,837,500
Dr Russell Howard	-	-	-	-	-
Mr Pete Meyers	4,289,215	2,573,529	-	-	6,862,744
Mr Marc Voigt	11,605,293	6,666,667	-	-	18,271,960
	150*	-	-	-	150
Ms Deanne Miller	4,950,980	4,000,000	-	(707,408)	8,243,572
Dr Frédéric Triebel	12,644,716	3,333,333	-	-	15,978,049
Total ordinary shares	**57,687,430**	**16,573,529**	**-**	**(707,408)**	**73,553,551**
Total ADR	**150**	**-**	**-**	**-**	**150**

** American Depository Receipts (ADR) traded on the NASDAQ*

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Shares under option

Unissued ordinary shares of Prima BioMed Ltd under option at the date of this report are as follows:

Date options granted	Expiration Date	Exercise Price	Number	Listed/Unlisted Options
23 December 2013	30 June 2018	$0.0774	1,515,752	Unlisted
24 January 2015	30 June 2018	$0.0774	165,116	Unlisted
12 December 2014	12 December 2018	$0.05019	147,628,500	Unlisted
5 August 2015	4 August 2020	$0.0237	371,445,231	Unlisted
30 October 2015	30 October 2020	$0.057	793,103	Unlisted
7 March 2016	7 March 2021	$0.040	1,026,272	Unlisted
5 August 2015	4 August 2025	$0.025	8,475,995	Unlisted
4 July 2017	5 January 2023	US$0.025*	197,345,100*	Listed on NASDAQ
			531,049,969	

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

** 1 American Depository Shares (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up and the exercise price adjusted accordingly in the above table to be comparable.*

Corporate Governance Statement

The Board is committed to achieving and demonstrating the highest standards of corporate governance. The Board continues to refine and improve the governance framework and practices in place to ensure they meet the interests of shareholders.

The Company complies with the Australian Securities Exchange (ASX) Corporate Governance Council's Corporate Governance Principles and Recommendations – 3RD edition (the Principles). A copy of the company's Corporate Governance Statement is available at the company's website at the following address http://primabiomed.com.au/about_us/corporate_governance.php.

Indemnity and insurance of officers

During the financial year, the Company paid a premium to insure the directors and officers of the Company and its controlled entities.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.

This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

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DIRECTORS’ REPORT CONTINUED Indemnity and insurance of auditor The Company has not during or since the end of this financial year indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor. During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity. Proceedings on behalf of the Company No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings. No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001. Non-audit services The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the group are important. The board of directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons: all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants. During the year the following fees were paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms: Consolidated 30 June 2017 30 June 2016 $ $ PricewaterhouseCoopers Australia Other audit and assurance services in relation to regulatory filings overseas 200,000 209,741 Other services Network firm of PricewaterhouseCoopers Australia Due Diligence services — Total remuneration for non-audit services 200,000 209,741

DIRECTORS’ REPORT CONTINUED Auditor’s independence declaration A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 28. Auditor PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001. This report is made in accordance with a resolution of directors. On behalf of the directors Lucy Turnbull, AO Chairman Sydney 28 August 2017

AUDITOR'S INDEPENDENCE DECLARATION

pwc

Auditor's Independence Declaration

As lead auditor for the audit of Prima BioMed Ltd for the year ended 31 30 June 2017, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prima BioMed Ltd and the entities it controlled during the period

Eddie Wilkie
Partner
PricewaterhouseCoopers

Sydney
28 August 2017

PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation.

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Financial Statements 2017 Contents 30 Consolidated Statement of Comprehensive Income 31 Consolidated Balance Sheet 32 Consolidated Statement of Changes in Equity 33 Consolidated Statement of Cash Flows 34 Notes to the Consolidated Financial Statements 75 Directors’ Declaration 76 Independent Auditor’s Report to the Members of Prima BioMed Ltd. General information These financial statements are the consolidated financial statements of the consolidated entity consisting of Prima BioMed Ltd and its subsidiaries. The financial statements are presented in the Australian currency. Prima BioMed Ltd is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Level 12 95 Pitt Street Sydney NSW 2000 A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 5 to 7 and in the directors’ report on pages 8 to 27, both of which are not part of these financial statements. Through the use of the internet, we have ensured that our corporate reporting is timely and complete. All press releases, financial reports and other information are available on our website: www.primabiomed.com.au

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 30 JUNE 2017 Note Consolidated 30 June 2017 30 June 2016 $ $ Revenue License revenue—175,052 Other income Miscellaneous income 800,460 702,743 Grant income 3,316,273 887,083 Net gain on foreign exchange 433 -Interest income 104,368 264,043 Total revenue and other income 4,221,534 2,028,921 Expenses Research & development and intellectual property 5 (7,525,744) (7,059,528) Corporate administrative expenses 5 (4,346,952) (6,982,629) Depreciation and amortisation expense 5 (1,701,615) (1,993,093) Share Based Payment to strategic investor 15—(47,468,071) Net loss on foreign exchange 5—(563,890) Finance costs 5—(8,199) Changes in fair value of comparability milestone 5—(542,075) Net change in fair value of convertible note liability 15 (751,816) (607,637) Loss before income tax expense (10,104,593) (63,196,201) Income tax benefit 6 737,387 1,181,017 Loss after income tax expense for the year (9,367,206) (62,015,184) Other Comprehensive Income/(Loss) Items that may be reclassified to profit or loss Exchange differences on the translation of foreign operations (271,696) 306,997 Other comprehensive income/(loss) for the year, net of tax (271,696) 306,997 Total comprehensive loss for the year (9,638,902) (61,708,187) Loss for the year is attributable to Owners of Prima BioMed Ltd (9,367,206) (62,015,184) Total comprehensive loss for the year is attributable to Owners of Prima BioMed Ltd (9,638,902) (61,708,187) Cents Cents (revised) Basic loss per share 29 (0.45) (3.08) Diluted loss per share 29 (0.45) (3.08) The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2017

	Note	Consolidated	
		30 June 2017	30 June 2016
		$	$
ASSETS			
Current assets			
Cash and cash equivalents	7	12,236,974	20,879,548
Current receivables	8	2,194,016	168,300
Other current assets	9	1,488,268	623,020
Total current assets		**15,919,258**	**21,670,868**
Non-current assets			
Plant and equipment	10	24,202	31,500
Intangibles	11	19,020,336	20,851,699
Total non-current assets		**19,044,538**	**20,883,199**
TOTAL ASSETS		**34,963,796**	**42,554,067**
Current liabilities			
Trade and other payables	13	2,588,781	1,422,798
Current tax payable	14	-	21,549
Employee benefits	16	43,227	27,694
Total current liabilities		**2,632,008**	**1,472,041**
Non-current liabilities			
Convertible note liability	15	5,778,984	5,027,168
Employee benefits	17	20,498	43,151
Deferred tax liability	12	-	694,194
Total non-current liabilities		**5,799,482**	**5,764,513**
TOTAL LIABILITIES		**8,431,490**	**7,236,554**
NET ASSETS		**26,532,306**	**35,317,513**
EQUITY			
Contributed equity	18	195,352,543	194,530,932
Reserves	19	63,018,575	63,258,187
Accumulated losses	19	(231,838,812)	(222,471,606)
Equity attributable to the owners of Prima BioMed Ltd		**26,532,306**	**35,317,513**
TOTAL EQUITY		**26,532,306**	**35,317,513**

The above consolidated balance sheet should be read in conjunction with the accompanying notes

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2017 Consolidated Contributed equity Reserves Accumulated losses Total equity $ $ $ $ Balance at 1 July 2015 179,878,436 5,267,729 (160,456,422) 24,689,743 Other comprehensive income for the year, net of tax—306,997—306,997 Loss after income tax expense for the year — (62,015,184) (62,015,184) Total comprehensive loss for the year—306,997 (62,015,184) (61,708,187) Transactions with owners in their capacity as owners: Contributions of equity, net of transaction costs 13,477,930 — 13,477,930 Issue of convertible notes—9,331,297—9,331,297 Share based payment—82,242—82,242 Share based payment to strategic investor—47,468,071—47,468,071 Employee share based payment—1,976,417—1,976,417 Exercise of vested performance rights 1,174,566 (1,174,566) — Balance at 30 June 2016 194,530,932 63,258,187 (222,471,606) 35,317,513 Other comprehensive loss for the year, net of tax—(271,696)—(271,696) Loss after income tax expense for the year — (9,367,206) (9,367,206) Total comprehensive loss for the year—(271,696) (9,367,206) (9,638,902) Transactions with owners in their capacity as owners: Contributions of equity, net of transaction costs (8,532) — (8,532) Employee share based payment—862,227—862,227 Exercise of vested performance rights 830,143 (830,143) — Balance at 30 June 2017 195,352,543 63,018,575 (231,838,812) 26,532,306 The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2017 Note Consolidated 30 June 2017 30 June 2016 $ $ Cash flows related to operating activities Payments to suppliers and employees (inclusive of goods and services tax) (10,818,557) (13,336,202) Miscellaneous income 800,460 702,743 License revenue—175,052 Interest received 104,368 264,043 Tax received / (paid) 21,643 (2,410) Grant income 1,385,288 887,083 Net cash (outflows) from operating activities 28 (8,506,798) (11,309,691) Cash flows related to investing activities Proceeds from disposal of plant and equipment—129,705 Payments for plant and equipment (6,644) (27,130) Net cash (outflows) / inflows from investing activities (6,644) 102,575 Cash flows related to financing activities Proceeds from issue of shares and options 18 1 13,761,075 Proceeds from issue of convertible notes 15—13,750,828 Repayment of borrowings—(1,508,473) Share issue transaction costs (8,533) (283,146) Net cash (outflows) / inflows from financing activities (8,532) 25,720,284 Net (decrease) / increase in cash and cash equivalents (8,521,974) 14,513,168 Effect of exchange rate on cash and cash equivalent (120,600) (393,235) Cash and cash equivalents at the beginning of the year 20,879,548 6,759,615 Cash and cash equivalents at the end of the year 7 12,236,974 20,879,548 The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 1. SIGNIFICANT ACCOUNTING POLICIES The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries. (a) Basis of preparation These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Prima BioMed Ltd is a for-profit entity for the purpose of preparing the financial statement. (i) Compliance with IFRS The consolidated financial statements of the Prima BioMed Ltd group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). (ii) New and amended standards adopted by the group None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2016 affected any of the amounts recognised in the current period or any prior periods. (iii) Historical cost convention The financial statements have been prepared under the historical cost convention, except for, where applicable, financial assets and liabilities (including derivative financial instruments), which are subsequently remeasured to fair value with changes in fair value recognized in profit or loss. (iv) Critical accounting estimates The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The are as involving a higher degree of judgement or complexity, or are as where assumptions and estimates are significant to the financial statements are disclosed in note 3. (v) Authorisation of financial statements The financial statements were authorised for issue, in accordance with are solution of directors, on 28 August 2017. The directors have the power to amend and reissue the financial report. (b) Principles of consolidation Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED (c) Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors. (d) Foreign currency translation (i) Functional and presentation currency Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is the Prima BioMed Ltd’s functional and presentation currency. (ii) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cashflow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses that relate to borrowings are presented in the statement of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented separately in the statement of comprehensive income on a net basis. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive income. (iii) Group companies The results and financial position of foreign operations (none of which has the currency of a hyper inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and all resulting exchange differences are recognised in other comprehensive income. On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale. (e) Revenue recognition Revenue is measured at the fair value of the consideration received or receivable. The group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the group’s activities as described below. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED (i) License revenue License revenue is recognized on receipt or where there is reasonable assurance that the license revenue will be received. Other income (i) Interest income Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. (ii) Grant income Grants from the governments, including Australian Research and Development Rebates, France’s Crédit d’Impôt Recherche, and Saxony Development Bank (“Sächsische Aufbaubank”) from Germany, are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as grant income. (iii) Miscellaneous income a. Research collaboration income The group receives income from undertaking research collaborations with are recognised when the services have been provided. b. Research material sales The group receives income from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies. Income is recognised at the point at which the ownership of material is transferred to third parties. (f) Income tax The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(g) Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, liabilities incurred to the former owners of the acquired business and the equity interests issued by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration agreement, and the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group's share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit and loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit and loss.

(h) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other

37

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS » CONTINUED

assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds it recoverable amount.

The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(i) Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(j) Current receivables

Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Amount receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the group will not be able to collect all amounts due.

(k) Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the asset is derecognised or impaired, as well as through the amortisation process.

Impairment of financial assets

The group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to economic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganisation; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows.

38

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS ▸ CONTINUED

The amount of the impairment allowance for loans and receivables carried at amortised cost is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. If there is a reversal of impairment, the reversal cannot exceed the amortised cost that would have been recognised had the impairment not been made and is reversed to profit or loss.

(l) Plant and equipment

Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

- Computers – 3 years
- Plant and equipment – 3-5 years
- Furniture – 3-5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(h)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(m) Intangible assets

(i) Intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight line basis over a period not exceeding the life of the patents, which averages 14 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(h)).

(ii) Research and development

Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be recognised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.

As the Company has not met the requirement under the standard to recognise costs in relation to development, these amounts have been expensed.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight line basis over its useful life.

(iii) Goodwill

Goodwill is measured as described in (note 1(g)). Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised but it is tested for impairment annually or more frequently if events or changes in

39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS » CONTINUED

circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(n) Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid.

The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(o) Compound instruments

Convertible notes, including the attached options and warrants, issued to Ridgeback Capital Investments are accounted for as share based payments when the fair value of the instruments are higher than the consideration received, representing intangible benefits received from the strategic investor. The difference between the fair value and consideration received at issuance of the convertible notes and attached options and warrants is recognised immediately in profit and loss as a share-based payment charge.

If options or warrants contain a settlement choice between cash or shares, this settlement choice constitutes a compound feature of the convertible notes, which triggers the separation of debt and equity components to be accounted for separately. The liability component is measured at fair value at initial recognition and subsequent changes in fair value are recognised in profit and loss. The difference between the fair value of the convertible notes and the liability component at inception is accounted as an equity element and not remeasured subsequently.

(p) Finance costs

Finance costs are expensed in the period in which they are incurred.

(q) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees' services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Other long-term employee benefit obligations

The liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are measured at the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

40

(iii) Retirement benefit obligations The group does not maintain a group superannuation plan. The group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognised as an expense as they become payable. (iv) Share-based payments Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP). Information relating to these schemes is set out in note 30. The fair value of performance rights and options granted under the EIP are recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity. (v) Termination benefits Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees. (vi) Bonus plan The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation. ~ (r) Contributed equity Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. ~ (s) Earnings per share (i) Basic earnings per share Basic earnings per share is calculated by dividing: • the profit or loss attributable to owners of the Company • by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year. Bonus elements have been included in the calculation of the weighted average number of ordinary shares and has been retrospectively applied to the prior financial year.

(ii) Diluted earnings per share Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account: • the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and • the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. ~ (t) Goods and Services Tax and other similar taxes (‘GST’) Revenues, expenses and assets are recognised net of the amount of associated 83T, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet. Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority. ~ (u) New Accounting Standards and Interpretations adopted and not yet early adopted Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2017 reporting periods and have not been early adopted by the company. The company’s assessment of the impact of these new standards and interpretations is set out below: (i) AASB 15 Revenue from Contracts with Customers - The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 which covers revenue arising from the sale of goods and the rendering of services and AASB 111 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption. It applies to annual reporting periods commencing on or after 1 January 2018. The impact of the new standard on the financial statements when applied to future periods will depend on the Group’s sources of revenues at the time of adoption of the new stardard. (ii) AASB 9 Financial Instruments - AASB 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. It applies to annual reporting periods commencing on or after 1 January 2018. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods. (iii) AASB 16 Leases - The AASB 16 has issued a new standard for the accounting of leases. The new standard will predominantly affect lessees, with almost all leases brought onto the balance sheet. It applies to annual reporting periods commencing on or after 1 January 2019. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods, although the Group currently has no off-balance sheet lease commitments. There are no other standards and interpretations that are not yet effective and that are expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions. ~ (v) Parent entity financial information The financial information for the parent entity, Prima BioMed Ltd, disclosed in note 31 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries Investments in subsidiaries are accounted for at cost in the financial statements of Prima BioMed Ltd. (ii) Tax consolidation legislation Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Prima Biomed Ltd, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right. The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements. The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities. (iii) Share-based payments The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the group is treated as a capital contribution to that subsidiary undertaking. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity. ~ NOTE 2. FINANCIAL RISK MANAGEMENT The group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group may use derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging. The group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk. Risk management is carried out by senior management under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks in close co-operation with the group’s operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity ~ (a) Market risk Foreign exchange risk The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro .

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. Management has set up a policy to manage the Company’s exchange risk within the group companies. The group may hedge its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging. The group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically, as derivatives held for trading and measured through the statement of comprehensive income. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at 30 June 2017 and 30 June 2016. The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows: 30 June 2017 30 June 2016 USD EUR USD EUR Cash in bank 712,680 7,449,288 1,428,959 7,261,477 Trade and other receivables 5,024 27,205 29,539 Trade and other payables (135,820) (858,305) (10,993) (256,364) Sensitivity Based on the financial assets and liabilities held at 30 June 2017, had the Australian dollar weakened strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $57,686 lower/$57,686 higher (2016 - $194,610 lower/$194,610 higher). Based on the financial instruments held at 30 June 2017, had the Australian dollar weakened strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $659,601 lower/$659,601 higher (2016 - $1,050,105 lower/$1 ,050,105 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments. Any changes in post-tax loss will have an equivalent change to equity. The group’s exposure to other foreign exchange movements is not material. ~ (b) Credit risk Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ according to ratings agencies are accepted. The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings: 30 June 2017 30 June 2016 $ $ Cash at bank and short-term bank deposits Minimum rating of A 12,236,974 20,879,548

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $12,236,974 (2016 – $20,879,548) that are expected to readily generate cash inflows for managing liquidity risk.

Management monitors rolling forecasts of the group's liquidity reserve cash and cash equivalents (Note 7) on the basis of expected cash flows. In addition, the group's liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

As outlined in Note 3, the Company's monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.

Maturities of financial liabilities

The tables below analyse the group's financial liabilities into relevant maturity groupings based on their contractual maturities for:

(a) all non-derivative financial liabilities, and
(b) net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities	Less than 6 months	> 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
At 30 June 2017	$	$	$	$
Non-Derivatives				
Trade and other payables	2,588,781	-	2,588,781	2,588,781
Convertible note liability (refer note 15)	-	17,876,076	17,876,076	5,778,984
	2,588,781	17,876,076	20,464,857	8,367,765

Contractual maturities of financial liabilities	Less than 6 months	> 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
At 30 June 2016	$	$	$	$
Non-Derivatives				
Trade and other payables	1,422,798	-	1,422,798	1,422,798
Borrowings	-	17,876,076	17,876,076	5,027,168
	1,422,798	17,876,076	19,298,874	6,449,966

45

~ (d) Fair value measurements The following table presents the group’s financial assets and financial liabilities measured and recognised at fair value at 30 June 2017 and 30 June 2016 on a recurring basis: Level 1 Level 2 Level 3 Total At 30 June 2017 $ $ $ $ Liabilities Convertible note liability 5,778,984 5,778,984 Total liabilities 5,778,984 5,778,984 Level 1 Level 2 Level 3 Total At 30 June 2016 $ $ $ $ Liabilities Convertible note liability 5,027,168 5,027,168 Total liabilities 5,027,168 5,027,168 (i) Valuation techniques used to determine fair values Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1. Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities. Specific valuation techniques used to value financial instruments include: • The use of quoted market prices or dealer quotes for similar instruments • The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves • The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date • The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

(ii) Fair value measurements using significant unobservable inputs (level 3) The following table presents the changes in level 3 instruments for the year ended 30 June 2017: Convertible note liability Total $ $ Opening balance 1 July 2016 (5,027,168) (5,027,168) Other increases/(decreases) (412,525) (412,525) Changes in fair value (339,291) (339,291) Closing balance 30 June 2017 (5,778,984) (5,778,984) (iii) Valuation inputs and relationships to fair value The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements: Description Fair value at 30 June 2017 Unobservable inputs Range of inputs $ Convertible note 5,778,984 Face value $13,750,828 Interest rate of note 3% Risk adjusted interest rate 15% (iv) Valuation process The convertible note was valued using a discounted cashflow model. Prima used valuation specialists to perform these valuations based on the inputs above. ~ NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Income taxes Deferred tax assets relating to carried forward tax losses and taxable temporary differences have not been recognised since the group is currently in a loss making position and unable to generate taxable income to utilise the carried forward tax losses and taxable temporary differences. The utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. The group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The group estimates its tax liabilities based on the group’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Development The consolidated entity has expensed all internal development expenditure incurred during the year as the costs relate to the initial expenditure for development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the development costs as they did not meet the criteria to be capitalised under AASB 138 Intangible Assets. Going concern The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2017, the Group holds cash and cash equivalents of $12,236,974 (2016: $20,879,548) and raised capital (net of costs) of approximately A$5.3m in early July 2017. In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflovvs of ongoing research and development activities of the Company over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis. Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternative future capital raising initiatives and an active engagement with potential retail and institutional investors alike. Amortisation of intellectual property Costs incurred in acquiring intellectual property are capitalised and amortised on a straight line basis over a period not exceeding the life of the patents. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application. Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)). ~ NOTE 4. SEGMENT REPORTING Identification of reportable operating segments Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers CCODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS ▸ CONTINUED

Operating segment information

30 June 2017	Cancer Immunotherapy	Unallocated	Consolidated
	$	$	$
Revenue			
License revenue	-	-	-
Other Income			
Miscellaneous income	800,460	-	800,460
Grant income	3,316,273	-	3,316,273
Other income	-	433	433
Interest income	-	104,368	104,368
Total revenue and other income	**4,116,733**	**104,801**	**4,221,534**
Result			
Segment result	(10,209,394)	104,801	(10,104,593)
Profit/(loss) before income tax expense	**(10,209,394)**	**104,801**	**(10,104,593)**
Income tax benefit			737,387
Loss after income tax expense			**(9,367,206)**
Total segment assets	**34,963,796**	**-**	**34,963,796**
Total segment liabilities	**8,431,490**	**-**	**8,431,490**

30 June 2016	Cancer Immunotherapy	Unallocated	Consolidated
	$	$	$
Revenue			
License revenue	175,052	-	175,052
Other Income			
Miscellaneous income	702,743	-	702,743
Grant income	887,083	-	887,083
Interest income	-	264,043	264,043
Total revenue and other income	**1,764,878**	**264,043**	**2,028,921**
Result			
Segment result	(63,460,244)	264,043	(63,196,201)
Profit/(loss) before income tax expense	**(63,460,244)**	**264,043**	**(63,196,201)**
Income tax benefit			1,181,017
Loss after income tax expense			**(62,015,184)**
Total segment assets	**42,554,067**	**-**	**42,554,067**
Total segment liabilities	**7,236,554**	**-**	**7,236,554**

49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED NOTE 5. EXPENSES Consolidated 30 June 2017 30 June 2016 $ $ Loss before income tax includes the following specific expenses: Research & development and intellectual property Research and development 6,991,151 6,382,377 Intellectual property management 534,593 677,151 Total research & development and intellectual property 7,525,744 7,059,528 Corporate administrative expenses Auditor’s remuneration 234,250 441,741 Directors fees and employee expenses 2,180,054 3,714,522 Administrative expenses 1,932,648 2,826,366 Total corporate administrative expenses 4,346,952 6,982,629 Depreciation Plant and equipment 3,680 168,924 Computer 8,867 10,676 Furniture and fittings 1,394 2,775 Total depreciation 13,941 182,375 Amortisation Patents—61,881 Intellectual Property 1,687,674 1,748,837 Total amortisation 1,687,674 1,810,718 Total depreciation and amortisation 1,701,615 1,993,093 (Gain)/loss on disposal of assets Plant and equipment—(18,493) Finance expenses Interest expense—8,199 Total finance expenses—8,199 Share Based Payment to strategic investor—47,468,071 Net loss on foreign exchange—563,890 Changes in fair value of comparability milestone—542,075

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED NOTE 6. INCOME TAX EXPENSES Consolidated 30 June 2017 30 June 2016 $ $ Current tax Current tax on results for the year (43,193) 3,121 Total current tax expense (43,193) 3,121 Deferred income tax Increase in deferred tax assets (note 12) (419,460) (921,463) Decrease in deferred tax liabilities (note 12) (274,734) (262,675) Total deferred tax benefit (694,194) (1,184,138) Income tax benefit (737,387) (1,181,017) Consolidated 30 June 2017 30 June 2016 $ $ Numerical reconciliation of income tax expense to prima facie tax expense Loss before income tax expense (10,104,593) (63,196,201) Tax at the Australian tax rate of 27.5% (2016: 30%) (2,778,763) (18,958,860) Tax effect amounts which are not deductible/(taxable) in calculating taxable income: Non-deductible share based payments 234,385 14,858,019 Other non-deductible expenses 628,111 598,016 Non-assessable income (911,975) (266,125) Capital listing fee (64,120) (90,305) Difference in overseas tax rates* 811,346 1,184,138 (2,081,016) (2,675,117) Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences 1,343,629 1,494,100 not recognised Income tax (benefit)/expense** (737,387) (1,181,017) * Difference in overseas tax rate is as a result of the corporate income tax rate of 15% applicable to the Immutep subsidiary **Income tax expense/(benefit) relates to tax payable in the United States and movement in deferred tax assets and liabilities for the French subsidiary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED Consolidated 30 June 2017 30 June 2016 $ $ Deferred tax assets not recognised Deferred tax assets not recognised comprises temporary differences attributable to: Carried forward tax losses benefit 30,987,750 32,044,352 Temporary differences 57,955 438,284 Total deferred tax assets not recognised 31,045,705 32,482,636 The above potential tax benefit, which includes tax losses and temporary differences has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2017 was $112,682,727 (2016—$106,814,506). Utilisation of these tax losses is dependent on the parent entity satisfying certain tests at the time the losses are recouped. NOTE 7. CURRENT ASSETS – CASH AND CASH EQUIVALENTS Consolidated 30 June 2017 30 June 2016 $ $ Cash on hand 130 114 Cash at bank 11,972,345 20,619,806 Cash on deposit 264,499 259,628 12,236,974 20,879,548 The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 2.05% in 2017 (2016 – 0% to 2.05%). NOTE 8. CURRENT RECEIVABLES Consolidated 30 June 2017 30 June 2016 $ $ GST receivable 187,273 73,640 Grant and other receivables 2,006,743 94,660 2,194,016 168,300 Due to the short term nature of these receivables, the carrying value is assumed to be their fair value and at 30 June 2017. No receivables were impaired or past due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED NOTE 9. OTHER CURRENT ASSETS Consolidated 30 June 2017 30 June 2016 $ $ Prepayments* 604,687 591,926 Capital raising costs** 846,180 -Security deposit 37,311 30,890 Accrued interest 90 204 1,488,268 623,020 * Prepayments are in relation to the deposits paid to organisations involved in the clinical trials. ** Capital raising costs are in relation to the costs incurred in June 2017 for the capital raise in the US. The costs will be re-classified to be netted off the share capital raised in July 2017. NOTE 10. NON-CURRENT ASSETS – PLANT AND EQUIPMENT Plant and Computer Furniture and Total Equipment fittings $ $ $ $ At 1 July 2015 Cost or fair value 605,648 28,016 7,172 640,836 Accumulated depreciation (322,831) (17,419) (2,629) (342,879) Net book amount 282,817 10,597 4,543 297,957 Year ended 30 June 2016 Opening net book amount 282,817 10,597 4,543 297,957 Exchange differences 10,518 391 168 11,077 Additions 12,969 13,447 714 27,130 Disposals (122,289) — (122,289) Depreciation charge (168,924) (10,676) (2,775) (182,375) Closing net book amount 15,091 13,759 2,650 31,500 At 30 June 2016 Cost or fair value 511,195 41,971 8,064 561,230 Accumulated depreciation (496,104) (28,212) (5,414) (529,730) Net book amount 15,091 13,759 2,650 31,500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

Year ended 30 June 2017				
Opening net book amount	15,091	13,759	2,650	31,500
Exchange differences	(171)	(229)	(46)	(446)
Additions	-	7,089	-	7,089
Disposals	-	-	-	-
Depreciation charge	(3,680)	(8,867)	(1,394)	(13,941)
Closing net book amount	**11,240**	**11,752**	**1,210**	**24,202**
At 30 June 2017				
Cost or fair value	510,188	48,919	8,030	567,137
Accumulated depreciation	(498,948)	(37,167)	(6,820)	(542,935)
Net book amount	**11,240**	**11,752**	**1,210**	**24,202**

NOTE 11. NON-CURRENT ASSETS – INTANGIBLES

	Patents	Intellectual Property	Goodwill	Total
	$	$	$	$
At 1 July 2015				
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortisation	(1,853,790)	(960,426)	-	(2,814,216)
Net book amount	**61,881**	**22,490,574**	**109,962**	**22,662,417**
Year ended 30 June 2016				
Opening net book amount	61,881	22,490,574	109,962	22,662,417
Amortisation charge	(61,881)	(1,748,837)	-	(1,810,718)
Closing net book amount	**-**	**20,741,737**	**109,962**	**20,851,699**
At 30 June 2016				
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortisation	(1,915,671)	(2,709,263)	-	(4,624,934)
Net book amount	**-**	**20,741,737**	**109,962**	**20,851,699**
Year ended 30 June 2017				
Opening net book amount	-	20,741,737	109,962	20,851,699
Exchange differences	-	(143,689)	-	(143,689)
Amortisation charge	-	(1,687,674)	-	(1,687,674)
Closing net book amount	**-**	**18,910,374**	**109,962**	**19,020,336**

54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED At 30 June 2017 Cost or fair value 1,915,671 23,343,253 109,962 25,368,886 Accumulated amortisation (1,915,671) (4,432,879)—(6,348,550) Net book amount—18,910,374 109,962 19,020,336 (i) Amortisation methods and useful lives The group amortises intangible assets with a limited useful life using the straight-line method over the following periods: Patents, trademark and licenses – 13 – 21 years Intellectual property assets – 13-14 years NOTE 12. DEFERRED TAX BALANCES (i) Deferred tax assets The balance comprises temporary differences attributable to: Consolidated 30 June 2017 30 June 2016 $ $ Tax losses 2,836,526 2,417,066 Total deferred tax assets 2,836,526 2,417,066 Set-off of deferred tax liabilities pursuant to set-off provisions (2,836,526) (2,417,066) Net deferred tax assets — (ii) Deferred tax liabilities The balance comprises temporary differences attributable to: Consolidated 30 June 2017 30 June 2016 $ $ Intangible assets 2,836,526 3,111,260 Total deferred tax liabilities 2,836,526 3,111,260 Set-off of deferred tax liabilities pursuant to set-off provisions (2,836,526) (2,417,066) Net deferred tax liabilities—694,194

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS ▶ CONTINUED

(iii) Movements in deferred tax balances

	Tax losses	Intangible Assets	Total
Movements	**$**	**$**	**$**
At 30 June 2016	**2,417,066**	**(3,111,260)**	**(694,194)**
(Charged)/credited			
- to profit or loss	419,460	274,734	694,194
- to other comprehensive income	-	-	-
- directly to equity	-	-	-
At 30 June 2017	**2,836,526**	**(2,836,526)**	**-**

NOTE 13. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated	
	30 June 2017 $	**30 June 2016 $**
Trade payables	1,138,753	561,263
Other payables and accruals*	1,450,028	861,535
	2,588,781	**1,422,798**

* *Includes accrued 2017 capital raising costs*

NOTE 14. CURRENT LIABILITIES – TAX

	Consolidated	
	30 June 2017 $	**30 June 2016 $**
Current tax payable	-	21,549
	-	**21,549**

NOTE 15. NON CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated	
	30 June 2017 $	**30 June 2016 $**
Convertible note at fair value at issue date/beginning of reporting period	5,027,168	4,419,531
Net change in fair value	751,816	607,637
Convertible note at fair value at end of reporting period	**5,778,984**	**5,027,168**

On 11 May 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totalling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED The 13,750,828 Convertible Notes issued have a face value of $1.00 per note which are exercisable at a price of $0.02 per share, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others. 8,475,995 Warrants were granted to Ridgeback which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted to Ridgeback which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. In addition to the above cash financing from Ridgeback, it was disclosed at the Extraordinary General Meeting explanatory memorandum that Ridgeback also provides the company with additional benefits, including: Introductions to other well respected investment institutions which will help in future financing The ability to attract other top level executives and researchers to the company and the board Potential introductions for additional in-licensing opportunities; and Increased visibility to other biotechnology and pharmaceutical companies and potential partners and collaborators on Prima’s internal assets. As a result of the above, the additional benefits provided to Prima determine that the financing transaction, including the issue of warrants, is to be accounted for as a Share-Based Payment and are expensed on the grant date in accordance with AASB 2. The value of the share-based payment to the strategic investor has been calculated by determining the fair value of the convertible note and warrants at the time of EGM approval and deducting the net cash proceeds from Ridgeback. 30 June 2016 $ Fair value of Convertible Note 45,851,305 Fair value of Warrants 15,367,594 Less cash received (13,750,828) Share based payment to strategic investor 47,468,071 (i) Fair value of convertible notes The initial fair value of the convertible notes has been estimated by an external valuer using a combination of the Black-Scholes methodology for the conversion option component of the notes and a discounted cashflow valuation for the debt component of the note. Key terms of the note are included above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED The following assumptions which were based on market conditions that existed at the grant date: Assumption Convertible notes Rationale Historic volatility 85.0% Based on the Company’s historical volatility data Share price $0.051 Closing market share price on 31 July 2015 Risk free interest rate 2.734% Based on Australian Government securities yields which match the term of the convertible note Risk adjusted interest rate 15.0% An estimate of the expected interest rate of a similar non-convertible note issued by the company Dividend yield 0.0% Based on the Company’s nil dividend history Risk free rate 2.734% Based on 10 year Australian Government securities yield The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cashflows of the note discounted at 15%. After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity. Note—Liability Conversion feature—Equity Fair value at issuance 4,419,531 41,431,774 Fair value movements 1,359,453 -Balance at 30 June 2017 5,778,984 41,431,774 (ii) Fair value of warrants The fair value of each warrant granted is not traded in an active market and instead has been estimated by an external valuer using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants were included above. The following assumptions were based on market conditions that existed at the grant date: Assumption 5 year warrants 10 year warrants Rationale Historic volatility 85.0% 85.0% Based on 3 year historical volatility data for the Company Exercise price $0.0237 $0.0250 As per subscription agreement Share price $0.0510 $0.0510 Closing share price on valuation date from external market source Risk-free interest rate 2.177% 2.886% Based on Australian Government securities yields which match the term of the warrant Dividend yield 0.0% 0.0% Based on the Company’s nil dividend history Fair Value $0.0457 $0.0403 Determined using Black-Scholes models with the inputs above

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

NOTE 16. CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated	
	30 June 2017 $	30 June 2016 $
Annual leave	**43,227**	**27,694**

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 17. NON-CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated	
	30 June 2017 $	30 June 2016 $
Long service leave	**20,498**	**43,151**

NOTE 18. EQUITY – CONTRIBUTED

		Consolidated	
		30 June 2017 $	30 June 2016 $
Fully paid ordinary shares	18(a)	185,690,589	184,868,978
Options over ordinary shares – listed		9,661,954	9,661,954
		195,352,543	**194,530,932**

(a) Ordinary shares

	Note	30 June 2017		30 June 2016	
		No.	$	No.	$
At the beginning of reporting period		2,061,630,944	184,868,978	1,751,494,601	170,216,482
Shares issued during year	18(b)	-	-	283,158,931	13,761,075
Exercise of options and warrants (Shares issued during the year)	18(b)	18,111,994	830,144	26,977,412	1,174,567
Exercise of convertible note (Shares issued during the year)	18(b)	-	-	-	-
Transaction costs relating to share issues		-	(8,533)	-	(283,146)
At reporting date		**2,079,742,938**	**185,690,589**	**2,061,630,944**	**184,868,978**

59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

(b) Shares issued

2017 Details	Number	Issue Price	Total
		$	$
Performance rights exercised	18,111,991	0.05	830,143
Options exercised	3	0.20	1
	18,111,994		**830,144**

2016 Details	Number	Issue Price	Total
		$	$
Shares issued under Share Purchase Plan	200,000,000	0.05	10,000,000
Ridgeback shares issued	12,136,750	0.02	209,966
Share placement	31,022,181	0.05	1,551,109
Share placement	40,000,000	0.05	2,000,000
Performance rights exercised	26,977,409	0.04	1,174,566
Options exercised	3	0.20	1
	310,136,343		**14,935,642**

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held.

The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

Information relating to the Company's Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 30.

Unlisted options

Expiration Date	Exercise Price	Number
30 June 2018	$0.0774	1,680,868
12 December 2018	$0.05019	147,628,500
4 August 2020	$0.0237	371,445,231
30 October 2020	$0.057	793,103
7 March 2021	$0.040	1,026,272
4 August 2025	$0.025	8,475,995
Total		**531,049,969**

60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED Share buy-back There is no current on-market share buy-back. Capital risk management The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies. NOTE 19. EQUITY – RESERVES AND RETAINED EARNINGS Consolidated 30 June 2017 30 June 2016 $ $ (a) Reserves Options issued reserve 19,116,205 19,116,205 Conversion feature of convertible note reserve 41,431,774 41,431,774 Foreign currency translation reserve (232,751) 38,945 Share-based payments reserve 2,703,347 2,671,263 63,018,575 63,258,187 Movements in options issued reserve were as follows: Opening balance 19,116,205 3,748,611 Options issued during the year*—15,367,594 Ending balance 19,116,205 19,116,205 Movements in conversion feature of convertible note reserve Opening balance 41,431,774—Conversion feature of convertible note*—41,431,774 Ending balance 41,431,774 41,431,774 Movements in foreign currency translation reserve were as follows: Opening balance 38,945 (268,052) Currency translation differences arising during the year (271,696) 306,997 Ending balance (232,751) 38,945

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED

Movements in share-based payments reserve were as follows:		
Opening balance	2,671,263	1,787,170
Options and performance rights expensed during the year	862,227	1,976,417
Exercise of vested performance rights	(830,143)	(1,174,566)
Share-based payments	-	82,242
Ending balance	**2,703,347**	**2,671,263**

* Current year movements relate to the fair value of convertible notes and warrants issued to Ridgeback accounted for in accordance with AASB 2. Refer to note 15 for further information.

	Consolidated	
	30 June 2017 $	30 June 2016 $
(b) Accumulated losses		-
Movements in accumulated losses were as follows:		-
Opening balance	(222,471,606)	(160,456,422)
Net loss for the year	(9,367,206)	(62,015,184)
Ending balance	**(231,838,812)**	**(222,471,606)**

(c) Nature and purpose of reserves

(i) Options issued reserve

On 4 August 2015 warrants were granted to Ridgeback Capital Investments. 8,475,995 Warrants were granted which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. For further information, refer to note 15.

In October 2014, the Company issued 19,800,000 options with an exercise price of $0.05475 in relation to the Bergen investment agreement. In December 2014, the Company issued 200,000,000 warrants at an exercise price of $0.05019 to the vendors of Immutep S.A. The options expire on 2 October 2017 and 12 December 2018. Each option and warrant is exercisable for one ordinary share in the capital of the Company. As at 30 June 2016, all options held by Bergen were execised, and 52,371,500 warrants were exercised by the vendors of Immutep S.A. The options held are exercisable at any time before its expiry date.

(ii) Conversion feature of convertible note reserve

This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value as required by AASB 2. For further information, refer to note 15.

(iii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED (iv) Share-based payments reserve The share-based payments reserve is used to recognise the grant date fair value of options and performance rights issued to employees and other parties but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 30. NOTE 20. EQUITY—DIVIDENDS There were no dividends paid or declared during the current or previous financial year. NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (a) Directors and key management personnel compensation Consolidated 30 June 2017 30 June 2016 $ $ Short-term employee benefits 1,256,272 1,300,140 Long-term employee benefits 6,879 5,817 Post-employment benefits 38,184 42,471 Share-based payments 637,637 1,824,643 1,938,972 3,173,071 Further remuneration disclosures are set out in the Directors’ Report on pages 14 to 26. (b) Equity instrument disclosures relating to key management personnel (i) Options provided as remuneration and shares issued on exercise of such options Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report on pages 14 to 26. (ii) Shareholding The numbers of shares in the Company held during the financial year by each director of and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

2017	Balance at start of the year	Received during the year on the exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares					
Ms Lucy Turnbull, AO	20,359,576	-	-	-	20,359,576
Mr Albert Wong	3,837,500	-	-	-	3,837,500
Dr Russell Howard	-	-	-	-	-
Mr Pete Meyers	4,289,215	2,573,529	-	-	6,862,744
Mr Marc Voigt	11,605,293 150*	6,666,667 -	-	-	18,271,960 150*
Ms Deanne Miller	4,950,980	4,000,000	-	(707,408)	8,243,572
Dr Frédéric Triebel	12,644,716	3,333,333	-	-	15,978,049
Total ordinary shares	**57,687,430**	**16,573,529**	-	**(707,408)**	**73,553,551**
Total ADR	**150**	**-**	-	-	**150**

* *American Depository Receipts (ADR) traded on the NASDAQ*

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

30 June 2017	Balance at start of the year	Granted	Exercised	Other Changes[1]	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares							
Ms Lucy Turnbull, AO	4,439,894	-	-	(4,439,894)	-	-	-
Mr Albert Wong	-	-	-	-	-	-	-
Dr Russell Howard	-	-	-	-	-	-	-
Mr Pete Meyers	-	-	-	-	-	-	-
Mr Marc Voigt	721,754	-	-	(78,125)	643,629	643,629	-
Ms Deanne Miller	121,212	-	-	-	121,212	121,212	-
Dr Frédéric Triebel	24,000,600	-	-	-	24,000,600	24,000,600	-
	29,283,460	**-**	**-**	**(4,518,019)**	**24,765,441**	**24,765,441**	**-**

[1] *The above options during the year ended 30 June 2017 lapsed.*

64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(iv) Performance right holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

30 June 2017	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights							
Ms Lucy Turnbull, AO	-	-	-	-	-	-	-
Mr Albert Wong	-	-	-	-	-	-	-
Dr Russell Howard	-	-	-	-	-	-	-
Mr Pete Meyers	3,431,373	10,023,350	(2,573,529)	-	10,881,194	-	10,881,194
Mr Marc Voigt	25,588,236	-	(6,666,667)	-	18,921,569	-	18,921,569
Ms Deanne Miller	11,676,471	-	(4,000,000)	-	7,676,471	-	7,676,471
Dr Frédéric Triebel	8,152,993	-	(3,333,333)	-	4,819,660	-	4,819,660
	48,849,073	**10,023,350**	**(16,573,529)**	**-**	**42,298,894**	**-**	**42,298,894**

NOTE 22. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.

	Consolidated	
	30 June 2017 $	30 June 2016 $
PricewaterhouseCoopers Australia		
Audit or review of the financial report	234,250	232,000
Other audit and assurance services in relation to regulatory filings overseas	200,000	209,741
Total remuneration of PricewaterhouseCoopers Australia	**434,250**	**441,741**

NOTE 23. CONTINGENT LIABILITIES

There were no other material contingent liabilities in existence at 30 June 2017 and 30 June 2016.

NOTE 24. COMMITMENTS FOR EXPENDITURE

There were no material capital or leasing commitments at 30 June 2017 and 30 June 2016.

65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

NOTE 25. RELATED PARTY TRANSACTIONS

Parent entity

Prima BioMed Ltd is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 26.

Key management personnel

Disclosures relating to key management personnel are included in the remuneration report and note 21.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

NOTE 26. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Country of incorporation	Class of Shares	Equity holding	
			30 June 2017 %	30 June 2016 %
Prima BioMed USA Inc	USA	Ordinary	100	100
PRR Middle East FZLLC	UAE	Ordinary	100	100
Prima BioMed GmBH	Germany	Ordinary	100	100
Prima BioMed Australia Pty Ltd	Australia	Ordinary	100	100
Prima BioMed IP Pty Ltd	Australia	Ordinary	100	100
Immutep S.A.	France	Ordinary	100	100

NOTE 27. EVENTS OCCURRING AFTER THE REPORTING DATE

On 29 June 2017, Prima entered into a Securities Purchase Agreement with certain accredited investors to purchase 2,631,268 of its American Depositary Shares ("ADSs") at a purchase price per ADS of US$1.90 in a registered direct offering, for total gross proceeds of approximately US$5.0 million (equivalent to approximately AU$6.5 million). In a concurrent private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023 from the date of issuance. The Company completed the transaction on 4 July 2017 and received the proceeds on 5 July 2017. The capital raising costs of AU$846,180 incurred in June 2017 are included in Other Current Assets and will be re-classified to be netted off the share capital raised in July 2017.

On 1 August 2017, Prima received a second clinical milestone payment of US$1.0 million from Novartis based on the collaboration and licensing agreement between the companies relating to Prima's IMP701 LAG-3 antibody.

66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED On 16 August 2017, Prima received a €876,635 (A$1,306,266) cash rebate from the French Government under its Crédit d’Impôt Recherche scheme which is included in Grant and other receivables as at 30 June 2017 (please refer to Note 8 Current Receivables on page 52). NOTE 28. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES Consolidated 30 June 2017 30 June 2016 $ $ Loss after income tax expense for the year (9,367,206) (62,015,184) Adjustments for: Depreciation and amortisation 1,701,615 1,993,093 Share based payments 862,227 2,058,659 Changes in fair value of comparability milestone—542,075 Non-cash share based payment to strategic investor—47,468,071 Unrealised (gain)/loss on exchange through the profit and loss (218,567) 844,864 Net change in fair value of convertible note liability 751,816 607,637 (Gain)/loss on disposal of fixed assets—(18,493) Change in operating assets and liabilities: (Increase) in current receivables (2,025,716) (394,922) (Increase)/Decrease in other operating assets (865,245) 324,983 Increase / (Decrease) in trade and other payables 1,377,141 (1,491,882) (Decrease) in employee benefits (7,120) (45,165) Increase/(Decrease) in income tax payable (21,549) 712 (Decrease) in deferred tax liability (694,194) (1,184,139) Net cash used in operating activities (8,506,798) (11,309,691)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

NOTE 29. EARNINGS PER SHARE

	Consolidated	
	30 June 2017 $	30 June 2016 $
Loss after income tax	(9,367,206)	(62,015,184)
Loss after income tax attributable to the owners of Prima BioMed Ltd	**(9,367,206)**	**(62,015,184)**

	Number	Number (revised)*
Weighted average number of ordinary shares used in calculating basic earnings per share (EPS)	2,072,450,143	2,016,566,497
Weighted average number of ordinary shares used in calculating diluted earnings per share (EPS)	2,072,450,143	2,016,566,497

	Cents	Cents (revised)*
Basic earnings per share	(0.45)	(3.08)
Diluted earnings per share	(0.45)	(3.08)

** The Group revised the 2016 EPS figure to correct the basic and diluted weighted average number of ordinary shares used in the EPS calculation. Although the figure has been updated in these financial statements, the Group has determined that the revision to the number of shares and the resulting EPS was not material to the 2016 financial statements.*

Information concerning other notes and options issued:

The following table summarises the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	30 June 2017 Number	30 June 2016 Number
Listed options	-	77,378,693
Unlisted options	531,049,969	531,049,969
Convertible notes	727,075,050	706,476,966
Performance rights	33,852,075	51,310,083
Non-executive director rights	10,881,194	3,431,373

NOTE 30. SHARE-BASED PAYMENTS

(a) Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2015 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company's incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members' interests. As a result of that review, an 'umbrella' EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long Term Incentives (LTIs) under the EIP.

68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

Set out below are summaries of all STI and LTI performance rights granted under the EIP:

2017 Grant date	Fair value	Balanace at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
19 September 2014	0.044	5,422,794	-	-	2,665,441	2,757,353	-
19 September 2014	0.044	1,807,598	-	-	888,480	919,118	-
14 November 2014	0.038	9,191,177	-	-	-	9,191,177	-
14 November 2014	0.040	3,063,725	-	-	-	3,063,725	-
5 August 2015	0.047	28,000,001	-	14,000,000	-	14,000,001	-
1 October 2015	0.060	600,000	-	-	-	600,000	-
1 October 2015	0.061	200,000	-	-	-	200,000	-
29 December 2015	0.050	1,538,462	-	1,538,462	-	-	-
7 March 2016	0.041	1,486,326	-	-	-	1,486,326	-
10 February 2017	0.035	-	1,634,375	-	-	1,634,375	-
		51,310,083	**1,634,375**	**15,538,462**	**3,553,921**	**33,852,075**	**-**

2016 Grant date	Fair value	Balanace at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
19 September 2014	0.042	7,398,896	-	5,390,073	2,008,823	-	-
19 September 2014	0.044	10,845,588	-	-	5,422,794	5,422,794	-
19 September 2014	0.044	3,615,196	-	-	1,807,598	1,807,598	-
14 November 2014	0.037	4,068,627	-	4,068,627	-	-	-
14 November 2014	0.038	9,191,177	-	-	-	9,191,177	-
14 November 2014	0.040	3,063,725	-	-	-	3,063,725	-
5 August 2015	0.047	-	945,180	945,180	-	-	-
5 August 2015	0.050	-	2,551,985	-	2,551,985	-	-
5 August 2015	0.051	-	850,662	-	850,662	-	-
5 August 2015	0.047	-	42,000,000	13,999,999	-	28,000,001	-
1 October 2015	0.060	-	600,000	-	-	600,000	-
1 October 2015	0.061	-	200,000	-	-	200,000	-
29 December 2015	0.050	-	1,538,462	-	-	1,538,462	-
7 March 2016	0.041	-	1,486,326	-	-	1,486,326	-
		38,183,209	**50,172,615**	**24,403,879**	**12,641,862**	**51,310,083**	**-**

69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED The fair value at grant date for short term incentive (STI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The model inputs for STI performance rights granted during the year ended 30 June 2017 included: Grant date 10 February 2017 Share price at grant date $0.035 Expected price volatility of the Company’s shares 54% Expected dividend yield Nil Risk-free interest rate 1.80% The model inputs for STI performance rights granted during the year ended 30 June 2016 included: Grant date 5 August 2015 29 December 2015 7 March 2016 Share price at grant date $0.047 $0.050 $0.041 Expected price volatility of the Company’s shares 167% 169% 169% Expected dividend yield Nil Nil Nil Risk-free interest rate 2.03% 1.97% 2.14% The fair value at grant date for 42,000,000 long term incentives issued on 5 August 2015 are determined using a Black Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The model inputs for these performance rights granted included: Grant date 5 August 2015 Measurement period 5 August 2015 to 5 August 2017 Share price at grant date $0.047 Expected price volatility of the Company’s shares 162% Expected dividend yield Nil Risk-free interest rate 1.95% The fair value at grant date for long term incentives are determined using an “Up and in Call” Barrier Option Pricing Model.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS ▸ CONTINUED

The model inputs for performance rights granted during the year ended 30 June 2016 included:

Grant date	5 August 2015	1 October 2015
Measurement period – tranche 1	5 August 2015 to 2 October 2017	1 October 2015 to 2 October 2017
Measurement period – tranche 2	5 August 2015 to 2 October 2018	1 October 2015 to 2 October 2018
Barrier price	CAGR 20% per annum over measurement period	CAGR 20% per annum over measurement period
Share price at grant date	$0.047	$0.058
Expected price volatility of the Company's shares	120%	120%
Expected dividend yield	Nil	Nil
Risk-free interest rate	2.12%	1.94%

Set out below are summaries of options granted under the EIP:

2017 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
23 December 2013	30 June 2018	0.0774	1,515,752	-	-	-	1,515,752	1,515,752
24 January 2014	30 June 2018	0.0774	165,116	-	-	-	165,116	165,116
Total			**1,680,868**	**-**	**-**	**-**	**1,680,868**	**1,680,868**
Weighted average exercise price		0.0774					0.0774	

2016 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
23 December 2013	30 June 2018	0.0774	1,515,752	-	-	-	1,515,752	1,515,752
24 January 2014	30 June 2018	0.0774	165,116	-	-	-	165,116	165,116
Total			**1,680,868**	**-**	**-**	**-**	**1,680,868**	**1,680,868**
Weighted average exercise price		0.0774					0.0774	

No options expired during the periods covered by the above tables.

71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED Fair value of options granted No options were granted during the year ended 30 June 2017 (2016 – Nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. (b) Performance rights issued to non-executive directors with shareholders’ approval At the 2016 annual general meeting, shareholders approved the issue of 10,023,350 performance rights to Mr Pete Meyers in lieu of cash for his services as a non-executive director. When exercisable, each performance right is convertible into one ordinary share. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 3.3 years. Set out below are summaries of performance rights granted with shareholders’ approval 2017 Type of Fair Balance Granted Exercised Lapsed Balance at Vested and exer- Grant date performance value at start of during the during during end of the year cisable at end of right granted the year year the year the year the year Number Number Number Number Number Number 14 November 2014 Director rights 0.037 3,431,373 — 2,573,529 — 857,844 — 25 November 2016 Director rights 0.038 — 10,023,350 — 10,023,350 — Total 3,431,373 10,023,350 2,573,529 — 10,881,194 — 2016 Type of Fair Balance Granted Exercised Lapsed Balance at Vested and exer- Grant date performance value at start of during the during during end of the year cisable at end of right granted the year year the year the year the year Number Number Number Number Number Number 14 November 2014 Director rights 0.037 6,004,902 — 2,573,529 — 3,431,373 — Total 6,004,902 — 2,573,529 — 3,431,373 — Fair value of performance rights granted The fair value at grant date for Short Term Incentive performance rights is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the performance right. The fair values at grant date for Long Term Incentive performance rights are determined using an “Up and in Call” Barrier Option Pricing Model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

(c) Options issued to other parties

During the prior year, options were issued to Ridgeback Capital Investments and Trout Group LLC and these are exercisable at 30 June 2017.

Set out below is a summary of the options granted to both parties:

2016 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
31 July 2015	5 August 2020	0.0237	371,445,231	-	-	-	371,445,231	371,445,231
31 July 2015	5 August 2021	0.025	8,475,995	-	-	-	8,475,995	8,475,995
30 October 2015	30 October 2020	0.057	793,103	-	-	-	793,103	793,103
7 March 2016	7 March 2021	0.040	1,026,272	-	-	-	1,026,272	1,026,272

Fair value of options granted

No options were granted during the year ended 30 June 2017 (2016 – 381,739,601 options). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated	
	30 June 2017 $	30 June 2016 $
Share-based payment expense	-	82,242
Employee share-based payment expense	862,227	1,976,417
Share Based Payment to strategic investor	-	47,468,071
	862,227	**49,526,730**

Share-based payment transactions with employees are recognised during the period as a part of corporate administrative expenses.

73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED NOTE 31. PARENT ENTITY INFORMATION Set out below is the supplementary information about the parent entity. Statement of comprehensive income Parent 30 June 2017 30 June 2016 $ $ Loss after income tax (8,526,159) (61,973,221) Total comprehensive income (8,526,159) (61,973,221) Statement of financial position Parent 30 June 2017 30 June 2016 $ $ Total current assets 13,220,743 20,205,467 Total non current assets 20,936,849 20,903,050 Total assets 34,157,592 41,108,517 Total current liabilities 1,189,848 1,103,005 Total non current liabilities 6,482,571 5,847,876 Total liabilities 7,672,419 6,950,881 Equity—Contributed equity 195,352,543 194,530,932—Reserves 63,251,328 63,219,244—Accumulated losses (232,118,699) (223,592,540) Total equity 26,485,173 34,157,636 Guarantees of financial support There are no guarantees entered into by the parent entity. Contingent liabilities of the parent entity Refer to note 23 for details in relation to contingent liabilities as at 30 June 2017 and 30 June 2016. Capital commitments—Property, plant and equipment The parent entity did not have any capital commitments for property, plant and equipment at as 30 June 2017 and 30 June 2016.

DIRECTORS’ DECLARATION in the directors’ opinion: (a) the financial statements and notes set out on pages 29 to 74 are in accordance with the Corporations Act 2001, including: (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and (ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2017 and of its performance for the financial year ended on that date; and (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. Note 1 (a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001. This declaration is made in accordance with a resolution of the directors. On behalf of the directors Lucy Turnbull, AO Chairman, Prima BioMed Ltd 28 August 2017

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF PRIMA BIOMED LTD Independent auditor’s report To the shareholders of Prima BioMed Ltd Report on the audit of the financial report Our opinion In our opinion: The accompanying financial report of Prima BioMed Ltd (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including: (a) giving a true and fair view of the Group’s financial position as at 30 June 2017 and of its financial performance for the year then ended (b) complying with Australian Accounting Standards and the Corporations Regulations 2001. What we have audited The Group financial report comprises: ï,· the consolidated balance sheet as at 30 June 2017 ï,· the consolidated statement of comprehensive income for the year then ended ï,· the consolidated statement of changes in equity for the year then ended ï,· the consolidated statement of cash flows for the year then ended ï,· the notes to the consolidated financial statements, which include a summary of significant accounting policies ï,· the directors’ declaration. Basis for opinion We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. PricewaterhouseCoopers, ABN 52 780 433 757 One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001 T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation.

Our audit approach An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates. The Group is in the biotechnology industry and is involved in research and development activities focused on cancer immunotherapies. The Group’s head office is located in Australia with research activities undertaken predominantly in Australia, France and Germany. Materiality For the purpose of our audit we used overall Group materiality of $500,000, which represents approximately 5% of the Group’s loss before tax. We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole. We chose Group loss before tax because, in our view, it is the key measure used by Audit scope Our audit focused on where the directors made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future event s. The accounting processes are structured around a Group finance function at the head office in Sydney. Our audit procedures were predominately performed at the Group’s head office. Key mlditmalters Amongst other relevant topics, we communicated the following key audit matters to the Audit and Risk Committee: Basis of preparation of the financial report Carrying value of intellectual property intangible assets Revenue recognition of grant income These are further described in the Key audit matters section of our report.

shareholders to assess the performance of the Group. We selected a 5% threshold based on our professional judgement, noting it is within the range of commonly acceptable quantitative result related thresholds. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. Key cudit maner Basis of preparation of the financial report (refer Note 1 (a) and Note 3 to the financial report) The Group is in its research and development phase and thus it has significant recurring operating losses and negative cash flows from operating activities. As a result, the Group is reliant on having sufficient cash at bank to funds its future operations. In determining the appropriateness of their going concern basis of preparation of the financial report, the Group made a number of judgements, including over the timing and quantification of revenue and expenditure cash inflows and outflows, respectively. Assessing the appropriateness of the Group’s basis of preparation for the financial report was a key audit matter due to its importance to the financial report and the judgements involved. How our audit addressed the key audit mutter In assessing the appropriateness of the Group’s going concern basis of preparation for the financial report, we performed the following audit procedures, amongst others: Evaluated the appropriateness of the Group’s assessment of its ability to continue as a going concern, including whether the level of analysis was appropriate given the nature of the Group, whether the period covered by the assessment is at least 12 months from the date of the auditor’s report and relevant information of which the auditor is aware as a result of the audit has been considered and included in the assessment. Enquired of the Group as to its knowledge of events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. Evaluated the Group’s plans for future actions, including whether the outcome is likely to improve the situation and whether they are feasible in the circumstances. Evaluated the reliability of the underlying data and assessed the support for assumptions in the

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF PRIMA BIOMED LTD CONTINUED Key audit matter How our audit addressed the key audit matter Carrying value of intellectual property intangible assets (Refer to note 11 to the financial report) [$18.9m] The Group recognised intellectual property intangible assets of $18.9m that were acquired in previous years. Group’s cash flow forecasts for at least 12 months from the date of signing the auditor’s report. The key data and assumptions in the Group’s forecasts were evaluated as follows: o compared the timing and quantification of cash expenditure on research activities to past research activities and to approved research plans over the next 12 months o compared the timing and quantification of other expenditure cash flows to prior period actual expenditure and to Board approved budgets. o the timing and quantification of income from partner milestone receipts and research and development grants requires judgements by the Group. We read a sample of available documentation and information on which these judgements were based and considered whether these judgements appeared appropriate. ï,· Obtained an understanding of which forecast expenditure is committed and what could be considered discretionary to understand the Group’s ability to manage future cash flows. ï,· Obtained written representations from the Group regarding their plans for future action and the feasibility of these plans. ï,· Considered the appropriateness of the Group’s disclosure included in the financial statements in view of the requirements of Australian Accounting Standards. We performed the following audit procedures, amongst others: ï,· Developed an understanding on the latest status of research activities utilising the intellectual property assets through checking publically available information and inquiries with the

[Graphic Appears Here] Key audit matter The Group considers annually if there are any indicators that the intellectual property assets are impaired. The main two indicators that the Group considered were: ï,· market capitalisation; and ï,· the ongoing viability of the capitalised intellectual property. The Group’s assessment of impairment was a key audi matter because the intellectual property asset is the largest asset on the Group’s balance sheet and because of the inherent judgements involved in assessing whether there are indicators of impairment. Revenue recognition of grant income (Refer to the consolidated statement of comprehensive income and to note 4 to the financial report) [$3.3m] A key stream of other income earned by the Group is through grant income from governments in Australia and overseas, including Australian Research and Development Rebates and France’s Credit d’Impôt Recherche grants. This income is recognised based upon operating costs that qualify for grant income. This was a key audit matter because of the judgement involved by the Group in assessing the appropriate grant income to recognise due to the complexity of the rules and regulations governing what operating costs qualify for grant income. How our audit addressed the key audit matter Group, which we used to assess the adequacy of the Group’s review of impairment indicators for intellectual property assets. ï,· Assessed the market capitalisation of the Group as at 28 August 2017 as compared to net assets of the Group at 30 June 2017 and also examined movement trends in market capitalisation throughout the financial year. ï,· Evaluated the adequacy of disclosures made by the Group in the financial report in view of the requirements of Australian Accounting Standards. We performed the following audit procedures, amongst others: ï,· Developed an understanding of each government body’s compliance requirement for approving grant income and the basis used by the Group to recognise this income. ï,· Tested a sample of grant income transactions during the year to determine if they were appropriately recorded in accordance with the compliance requirements. Testing included agreeing the amounts recorded to supporting evidence. ï,· Compared the nature of the operating costs included in the current year to the prior year. ï,· Reconciled the eligible operating costs used to calculate the grant income to the expenditure recorded in the general ledger. ï,· Tested the Group’s supporting calculations for accrued receivables for grant income. This included comparing the accrued receivables to previously approved grant income received in order to assess consistency.

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF PRIMA BIOMED LTD CONTINUED Other information The directors are responsible for the other information. The other information comprises the Corporate Directory, Chairman’s Letter, Review of Operations, Directors’ Report and Shareholder Information included in the Group’s annual report for the year ended 30 June 2017 but does not include the financial report and our auditor’s report thereon. Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon. In connection with our audit of the financial report, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the directors for the financial report The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Auditor’s responsibilities for the audit of the financial report Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor’s report.

Report on the remuneration report Our opinion on the remuneration report We have audited the Remuneration Report included in pages 14 to 25 of the Directors’ Report for the year ended 30 June 2017. In our opinion, the remuneration report of Prima BioMed Ltd for the year ended 30 June 2017 complies with section 300A of the Corporations Act 2001. Responsibilities The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards. PricewaterhouseCoopers Eddie Wilkie Sydney Partner 28 August 2017

The shareholder information set out below was applicable as at 18 August 2017. There are a total of 2,358,356,064 ordinary fully paid shares on issue held by 11,260 holders. ~ Distribution of equitable securities Analysis of number of equitable security holders by size of holding: Number of holders of ordinary shares 1-1,000 411 1,001 - 5,000 1,511 5,001 -10,000 1,465 10,001 -100,000 5,546 100,001- and over 2,327 Total 11,260 Holding less than a marketable parcel 5,298

SHAREHOLDER INFORMATION

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

Top 20 holders of ordinary shares	Ordinary shares held	
	Number held	% of total shares issued
HSBC CUSTODY NOMINEES	817,440,819	34.661
HSBC CUSTODY NOMINEES	113,375,707	4.807
MR THOMAS TSCHEREPKO	26,000,000	1.102
J P MORGAN NOMINEES AUSTRALIA	25,419,741	1.078
MARC VOIGT	24,381,127	1.034
FREDERIC TRIEBEL	20,797,709	0.882
MS LUCY TURNBULL	17,334,576	0.735
BNP PARIBAS NOMS PTY LTD	11,910,823	0.505
BNP PARIBAS NOMINEES PTY LTD	11,530,151	0.489
INFINITIS SARL	11,461,819	0.486
MRS DEANNE DIEM MILLER	10,720,798	0.455
CITICORP NOMINEES PTY LIMITED	9,837,735	0.417
KOHEN ENTERPRISES PTY LTD	9,250,000	0.392
INNOVEN TACTICAL INVESTMENT	8,917,539	0.378
H CORNWELL & SON PTY LTD	8,352,500	0.354
MR EDWARD MCCLAFFERTY	7,780,000	0.330
MACENROCK PTY LTD	7,355,851	0.312
PETE MEYERS	6,862,744	0.291
IRPAC PTY LTD	6,690,500	0.284
M & A ORCHARD HOLDINGS PTY LTD	6,300,000	0.267
	1,161,720,139	**49.259**

84

SHAREHOLDER INFORMATION CONTINUED Unquoted equity securities Number on issue Number of holders Options and warrants issued under the Prima BioMed Ltd 531,049,969 19 Warrants over NASDAQ listed American Depository Shares 197,345,100* 5 Performance Rights 33,146,943 8 Convertible Notes 13,750,828 1 * 1 American Depository Shares (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up. Substantial holders There are no substantial holders in the Company. Voting rights The voting rights attached to ordinary shares are set out below: Ordinary shares On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote. Options No voting rights. Performance rights No voting rights.

Prima BioMed Ltd Level 12, 95 Pitt Street, Sydney, NSW 2000 Telephone: + 61 (0) 2 8315 7003 Facsimile: + 61 (0) 2 8569 1880 www.primabiomed.com.au ABN: 90 009 237 889